04012298

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Minsa S.A. de C.V.

*CURRENT ADDRESS Prolongación Toltecas 4
Los Reyes Ixtacala
Tlalnepantla, Estado de Mexico
54090 Mexico

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

FILE NO. 82- 4453 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 1/16/04

ANNUAL REPORT PRESENTED IN ACCORDANCE WITH
CIRCULAR 11-33* OF THE *CNBV

Grupo Minsa, S.A. de C.V.
Prolongación Toltecas No. 4
Col. Los Reyes Ixtacala
Tlalnepantla, Estado de México
54090

Ticker Symbol: MINSA

The Company's stock certificates are registered in the securities section of the National Securities Registry of Mexico and are traded on the Mexican Stock Exchange.

The registration with the National Securities Registry of Mexico does not guarantee the accuracy of the value or the reliability of the issuer. This mention must be included in all documents of publicly traded securities.

The capital stock of this company as of December 31, 2001, is represented by two series of shares: (i) Series "B" Class I, represents the minimum fixed capital without withdrawal rights which is composed of 65,070,925 ordinary nominative shares, not expressed in nominal value and without withdrawal rights, and Series "B" Class II, which is composed of shares representatives of the variable portion of the capital stock and is composed of 62,245,124 ordinary nominative shares not expressed in nominal value and with withdrawal rights, and (ii) Series "C", which is composed of 29,910,501 shares without voting rights, representing the variable part of the Company's capital stock and which were issued under the shelter of the third fraction of article 14-bis of the Securities Market Law, by the express authorization of the National Banking and Securities Commission (*Comisión Nacional Bancaria y de Valores* or *CNBV*). On December 31, 2001 the Company's Shareholders' Meeting voted to convert the Series "C" shares (without voting rights) into Series "B" Class II shares (with voting rights). According to the terms of the corresponding resolution, this conversion will be realized voluntarily by the holders of Series "C" shares within the 5 years following the date of publication of the corresponding conversion notice.

The statements made in this annual report regarding the expectations, intentions, plans and considerations of the Company and its management, related to the future operations of the Company, its expansion plans, its future capital requirements and meeting its future capital requirements, including those contained or referred to in the sections titled "Management's Discussion and Analysis of the Results of the Operation and Financial Situation" and "Core Businesses", are statements regarding the future which depend upon certain events, risks and uncertainties that are beyond the Company's control. The results and actual events can differ materially from those expressed in or referred to in these declarations due to various factors including those mentioned in the context of these forecasts or in the section titled "Risk Factors".

The information contained in this Annual Report regarding market share and position in the corn market in Mexico is presented for the 12-month period ending December 31, 2001. The market share and market position information is based on our own estimates and is related to the 12-month period ending December 31, 2001. We consider our analysis and estimates to be reliable, however, they have not been verified by an independent source and we cannot guarantee its accuracy.

PRESENTATION OF FINANCIAL INFORMATION

The Company's consolidated audited financial statements are expressed in pesos according Generally Accepted Accounting Principles (GAAP) in Mexico. The Mexican Institute of Public Accountants has issued Bulletin B-10, "Recognition of Inflationary Effects on Financial Information" and Bulletin B-12, "Statement of Changes in Financial Position". These bulletins outline the inflation accounting methodology mandatory for all Mexican companies reporting under Mexican GAAP. Bulletin B-10, effective since January 1, 1990, requires that all financial information be presented in constant pesos as of the date of the most recent general balance sheet (with the same purchasing power for each period indicated, taking into account inflation). In accordance with Mexican GAAP, unless otherwise stated, the financial information of all the periods of the consolidated financial statements have been expressed in constant pesos as of December 31, 2001.

As of January 1, 2001, the Company adopted the requirements of Bulletin D-4 "Accounting Treatment of Income Tax, Asset Tax and Employee Profit Sharing" issued by the Mexican Institute of Public Accountants. In accordance with this bulletin, the Company recognizes the effects of deferred taxes applying the Income Tax rate corresponding to all of the temporary differences between the accounting and fiscal balance of assets and liabilities and considers the fiscal losses due to amortization that have a high probability of being applied.

It is possible that certain figures and sums that are presented in this document will not add up due to rounding.

The information presented below is certified in its entirety and is subject to the detailed information and the financial statements that are included in other sections of this Annual Report.

TABLE OF CONTENTS

III. FINANCIAL INFORMATION

IV. MANAGEMENT

V. EQUITIES MARKET

VI. ADDENDUMS

I. GENERAL INFORMATION

1. Glossary of Terms and Definitions

The references made in this document to "pesos" or "$", correspond to the official currency of Mexico. The references made to "U.S. Dollars", "U.S.$", "Dollars" or "U.S. dls." refers to the official currency of the United States of America.

In the annual report, the term "ton" refers to metric tons of 1,000 kilograms (equivalent to 2,204.6 lbs.).

Throughout this Annual Report, unless otherwise stated, the terms "the Company" and "Minsa" refer to Grupo Minsa, S.A. de C.V. and its consolidated subsidiaries.

2. Executive Summary

THE COMPANY

The Company is the second-largest producer of nixtamalized corn flour in Mexico and in the world. The Company initiated operations on October 19, 1993, after the acquisition of certain assets and liabilities of Maíz Industrializado Conasupo, S.A. de C.V. ("Miconsa"), producer of nixtamalized corn flour owned by the Mexican government and as part of the privatization of Miconsa conducted by the State. Minsa is the holding company and practically all of the operations are conducted by its subsidiaries. Minsa owns and operates six nixtamalized corn flour production plants located in the most highly populated centers of Mexico and three others located abroad, two in the U.S. and one in Guatemala. Minsa owns an additional plant that produces machinery for the tortilla industry and two plants that produce tostadas, chips, tortillas and other foods.

Nixtamalized corn flour is primarily used to produce tortillas, which are the basic food in the diet of Mexicans. The tortilla industry is one of the largest in Mexico. The Company estimates that the size of this market was approximately U.S.$4.2 billion in 2001. Tortillas can be made using two different methods: the traditional method with nixtamal (by grinding corn) and the nixtamalized corn flour method.

The segment of the nixtamalized corn flour method, within the total tortilla market, grew significantly between 1991 and 1998, from approximately 21% of the total corn tortilla market in Mexico in 1991 to approximately 50% in December 1998 (data based on Company estimates). Furthermore, the Company's share of the nixtamalized corn flour market grew from approximately 9% in October of 1993 to approximately 24% on December 31, 2001 (data based on Company estimates). The rapidness of the conversion from the traditional method to the corn flour method of tortilla production has declined significantly in the last few years. Although the Company estimates that the advantages presented by the corn flour method over the traditional method will drive more growth towards its use, the future performance of this segment cannot be guaranteed.

Corn flour demand in the U.S. has risen significantly in the last few years. In order to meet the needs of its clients in the U.S., the Company put into operation a second production line in its Muleshoe, Texas plant. This highly technological production line has the capacity to meet the expected increase in demand of the North American market. During 2001 several investments were made to increase the installed capacity of the plant in Guatemala.

In the past, the Mexican government exercised significant control over the nixtamalized corn industry including a support system for the price of corn and a control system for the price of tortillas. In order to compensate the producers of nixtamalized corn flour for the high corn costs it fixed, and in order to allow the purchasers of nixtamalized corn flour to sell tortillas at the price it set, the Government paid a subsidy to the producers of nixtamalized corn flour in Mexico, which enabled the Company to sell nixtamalized corn flour at a price below manufacturing cost. Although the Government continues participating indirectly in the corn market through the provision of various supports to farmers, the tortilla subsidy system was eliminated on December 31, 1998, the day on which the Government liberated the price of the tortilla, thus fixing all of the prices of the ingredients of the corn-tortilla chain to the open market. The elimination of government subsidies on tortilla prices caused a significant increase in its price, which rose, in historical terms, from an average of Ps. 0.75 in 1995 to approximately between Ps. 4.00 and Ps. 5.00 in 2001. This increase, in addition to other market factors, generated a decline in tortilla consumption of approximately 7% between December 31, 1998 and December 31, 2001, and also declining with it more or less proportionately, sales of the Company and the other companies in the industry. In addition, these circumstances caused a decline in the margins of the Company, which opted to maintain competitive prices in order to maintain its market share and preserve the conversion from the traditional method to the corn flour method. Although the Company estimates that the elimination of subsidies and government controls has not favored the conversion from the taditional method to the corn flour method, the long-term consequences of the elimination of controls mentioned above on the corn flour market cannot yet be quantified.

In November of 1996, the Company completed a financial transaction with the International Finance Corporation ("IFC"), which enabled the restructure of its short-term liabilities.

In 1999, PEO (see page 11) sold approximately 46% of Minsa shares that it owned to certain investment funds owned by Hicks Muse Tate and Furst (jointly "HMTF"). The shares held by PEO and HMTF were subsequently transferred to a trust in which these entities will act as both trustors and trustees. As of December 31, 2001, this trust held approximately 73% of the Company's shares outstanding. As part of the sales transaction that concluded with HMTF's acquisition of shares issued by the Company, these funds undertook, with PEO and other related individuals, various contracts including: (i) the Trust Agreement which has been referred to herein; (ii) a Shareholders' Agreement; (iii) a Registration Rights Agreement; and (iv) two Monitoring and Oversight Agreements. Lastly, in the context of this transaction, the Company's corporate bylaws bylaws was modified for the purpose of, among other things, eliminating restrictions on the acquisition of Company shares by foreigners and to incorporate certain special rights for minority shareholders such as the requirement of a special voting quorum for the adoption of resolutions related to certain relevant issues.

Minsa's business strategy seeks to consolidate its position as one of the leaders of the tortilla industry through the sale, warehousing and grinding of corn, as well as through the sale of flour for dough, packaged tortillas and machinery and equipment for the production of tortillas. To implement this general business strategy, the Company is currently focused on:

(i) The development of a complete client services program;
(ii) The increase of its operations' efficiencies.

The Company's headquarters are located at Av. Prolongación Toltecas # 4, colonia Los Reyes Ixtacala, Tlalnepantla, Estado de México. The person in charge of providing information is Mr. Javier Eguía Lis Navarro, Manager of Investor Relations; his phone number is: (52 55) 5722-1900.

Summary of Consolidated Financial Information

The following information was selected from the Company's consolidated audited financial statements. This information should be read in conjunction with the consolidated financial statements as of December 31, 2001 and is evaluated in its entirety by reference to these, as well as the related notes included in the Addendum of this annual report.

Financial Highlights							
Thousands of Pesos as of December 31, 2001							
	1995	1996	1997	1998	1999	2000	2001
Volume (Thousands of Metric Tons)	578	759	747	789	658	640	592
Net Sales	5,335	6,539	4,049	3,498	2,536	1,969	1,752
Operating Income	421	470	185	282	84	161	(50)
Net Income	403	493	21	(75)	(26)	(35)	(583)
EBITDA	636	647	356	440	235	290	76
Total Assets	6,788	5,472	5,066	4,794	3,587	3,273	2,531
Total Liabilities	3,113	2,003	1,629	2,052	1,296	1,152	1,077
Cost-bearing Liabilities	1,819	1,517	1,278	1,816	1,026	980	844
Shareholders' Equity	3,677	3,469	3,449	2,743	2,291	2,085	1,454

Chart Comparing the Performance of Minsa's Series "C" Share in the Equities Market

The following table shows the closing price of the last business day of each month indicated according to Mexican Stock Exchange reports.

Historical Minsa Series "C"			
Month	close	Month	close
Mar-98	4.70	Mar-00	5.00
Jun-98	4.68	Jun-00	4.57
Sep-98	3.50	Sep-00	3.70
Dec-98	4.30	Dec-00	2.95
Mar-99	4.45	Mar-01	1.50
Jun-99	2.90	Jun-01	1.40
Sep-99	2.50	Sep-01	1.37
Dec-99	4.90	Dec-01	1.32

3. Risk Factors

The potential buyers of shares issued by Grupo Minsa should carefully evaluate all of the information contained in this document, and in particular, the following:

3.1 Certain Factors Related to the Company

Government controls on the corn and corn flour industries

In the past, the Mexican Federal Government exercised control over the corn and corn flour industries, including the imposing of price supports for Mexican corn and price controls on tortillas. The imposed norms and regulations as well as the actions taken in these areas, in many cases, were subject to political and economic factors. The government actions have had and can continue to have a strong impact on the nixtamalized corn flour market, in general, and on the Company in particular. The Company cannot predict the possible effects of changes in the government's policy in this sector.

The elimination of subsidies has generated increases in consumer prices

Since the 1950's the authorities provided the Mexican population with a tortilla price that is lower than its real market cost. The reasons for this subsidy were simple: the tortilla is the basic food of choice for Mexicans, it contains high nutritional value, the majority of the population consumes them and its production is relatively inexpensive. Therefore, by supporting tortillas consumers, the government was assuring food for the majority of the population.

In the past, the government subsidies were determined in the following manner:

(a) The government established the price of the tortilla below the market price.

(b) On the other hand, it calculated the price at which CONASUPO had to sell corn to the millers, taking into account the production costs and the related profit margin.

(c) It then established an International Price Indifference ("IPI") based on the price of corn on the Chicago Board of Trade ("CBOT"), plus shipping costs, storage, shrinkage, management and others. The IPI was used as a base to calculate the quota of the subsidy.

(d) The producers of corn flour received additional income resulting from the calculation of the difference between the IPI and the regulated price of corn for millers, applying a conversion factor of 0.938. Historically, this income came to represent nearly half of the Company's total revenue.

The government established ceilings to the quantities of corn flour and corn included in the subsidy programs. Within the corn flour industry, the subsidy was divided by state and by company, based on various criteria.

Eventually the Mexican government reduced its subsidy payments, culminating this process with the complete liberalization of the corn and tortilla market at the beginning of 1999, at which point corn and corn flour began to sell at market prices, eliminating the additional income which nixtamalized corn flour producers received up until that point. This process generated general increases in tortilla prices, which rose in historical terms from an average of Ps. 0.75 in 1995, to approximately Ps. 4.00 to Ps. 5.00 as of December 31, 2001.

Notwithstanding the above, the increase in tortilla prices caused by the elimination of the subsidies and the elimination of official price controls has generated a significant decline in the consumption of tortillas, which dropped by approximately 7% between January 1, 1998 and December 31, 2001. Although the Company estimates that a generalized increase of this magnitude in tortilla prices is highly improbable in the future, it cannot assure that the prices of this product will remain stable since they are subject to free market conditions. Furthermore, while the Company estimates that the drop experienced in the tortilla market has reached its bottom, it cannot assume that future tortilla price increases will not have a significant effect on the total volume of the market.

Corn Supply

Corn is the main raw material of the Company and represents over 75% of its variable manufacturing cost. The Company requires large volumes of corn in order to maintain its production levels. Historically the federal government and the state governments have exercised various levels of controls and influence over the price of corn in the market. Although currently the majority of these controls have disappeared and the price of corn is based on free market conditions, the Company cannot guarantee that these controls will not exist in the future nor can it say in which manner these may affect the results of the Company.

Corn imports in Mexico are subject to restrictions. Under certain circumstances, the Company requires imported corn to maintain its margins given that the price of imported corn tends to be lower than domestic corn. In order to import corn without tariffs, the Company and other companies that participate in this sector require an import quota, which is given periodically by the Secretary of the Economy. Although the provision of shares up to a certain quota is part of the NAFTA treaty, the Mexican government has provided shares in excess of the commitments of this treaty in the past. The Company cannot guarantee that the Mexican government will continue to provide said shares in the future and that the Company will obtain the government import shares required to meet its corn needs.

The financial performance of the Company depends upon the price and availability of corn since this represents 70% of its cost of goods sold and 75% of its variable manufacturing costs. The Mexican and global markets have experienced periods of oversupply and scarcity of corn, some of which have affected the Company's operating results. It isn't always possible to predict whether the scarcity or oversupply of corn will occur. In addition, future actions of the Mexican government as well as other governments could affect the price and availability of corn. Any adverse event in the markets could have a substantially adverse effect on the Company's financial position and operating results.

Privatization: Historical Operating Limitations

The Company was established on October 13, 1993 upon the acquisition of certain assets, including the "Minsa" brand and certain liabilities of Miconsa, for a total purchase price of Ps. 431.2 million (in nominal pesos as of October 19, 1993). The price was liquidated on October 19 of that year. Therefore, the operating and financial history of the Company is limited to the period from October 19, 1993 to date. Minsa is the holding company and practically all of the operations are conducted by its subsidiaries.

Neither Miconsa nor the Mexican government indemnified the Company for potential contingent liabilities (including environmental and labor liabilities) when it acquired the assets of Miconsa.

Competition

The tortilla industry in Mexico is highly competitive and fragmented. The Company and other producers of nixtamalized corn flour compete not only with farmers that grind their own corn but also with approximately 10,000 nixtamalilzed corn millers. These millers are mostly very small companies that combined create the dough to produce approximately 54% of the total number of tortillas consumed in Mexico during the fiscal year ended December 31, 2001. In the nixtamalized corn flour market, the Company's main competitor is Grupo Industrial Maseca, S.A. de C.V., ("Maseca"), which according to the Company's estimates, had a market share of approximately 67% of the nixtamalized corn flour market as of December 31, 2001. The Company considers that due to the expected growth in the demand for nixtamalized corn flour, new competitors, both domestic and foreign, could penetrate the market.

Dependence on Key Customers

Diconsa and DIF have represented and continue to represent a significant percentage of the volume sold by the Company in previous years. However, in the last few years, Diconsa and DIF have decreased their purchases of corn flour. The sales volume to these clients is currently conducted in accordance with public bids and direct negotiation, and it is not guaranteed that these sales will continue to be generated in the future. Although, as mentioned previously, the sales to these clients continue to decline as a percentage of the Company's total sales, the loss of either as a client will have a significantly adverse effect on the Company's operations.

Adverse effects of the Devaluation of the Peso

In the past, the national currency has depreciated against the dollar, on occasion abruptly and difficult to foresee. In general terms, the devaluations cause an increase in the amount of Company's debt not denominated in pesos.

Secondly, the devaluations increase the interest rate, which causes increases in the nominal interest rates paid on peso-denominated credits. These factors cause an increase in the requirements to service the Company's debt.

The movements in the exchange rate parity combined with other factors, generated exchange losses Ps. 194,541 thousand in 1998 and Ps. 21,684 thousand in 2000 and a gain of Ps. 16,835 thousand in 1999 and Ps. 42,000 thousand in 2001.

As of December 31, 2000 the exchange rate was Ps. 9.61 per dollar, compared to Ps. 9.17 per dollar as of December 31, 2001. As of December 31, 2001, approximately 75% of the Company's debt was denominated in foreign currency. During the fiscal year ended December 31, 2001 only 17% of the Company's revenues were received in foreign currency. A devaluation of the peso could have a significant adverse effect on the Company's ability to meet its obligations.

High Inflation Levels and High Interest Rates in Mexico could adversely affect the Company's Financial Position and Operating Results.

In recent years, Mexico has experienced high inflation levels. The annual interest rate measured according to the National Consumer Price Index was 18.6% in 1998, 12.3% in 1999, 9.0% in 2000 and 4.4% in 2001. High inflation in Mexico could cause high interest rates, which could adversely affect the costs and thus the financial position and operating results of the Company.

Main Shareholders

As of December 31, 2001, approximately 73% of the shares outstanding and approximately 89% of the voting shares of the Company's capital stock were held by Promotora Empresarial de Occidente, S.A. de C.V. (PEO) and certain investment funds owned by Hicks Muse Tate & Furst (HMTF) in a trust. In the terms of this trust and the Shareholders' Agreement made between PEO, HMTF, the Company and certain related individuals, the adoption of certain resolutions and the exercise of voting rights in the shareholders' meetings regarding certain relevant topics requires the consent of PEO and HMTF, whose corporate rights are exercised in blocks by way of the trustee. Consequently, PEO and HMTF have the ability to nominate the Board members and determine the result of any measure that requires the approval of the shareholders. Should PEO and HMTF not reach an agreement regarding any of the matters identified in the Shareholders' Agreement, PEO or HMTF can initiate a process that would conclude with the sale of the trust's stake to one of the parties or a third party.

The Shareholders' Agreement referred to in the previous paragraph grants PEO and HMTF certain rights and imposes certain obligations in the event that the shares which they own are acquired by a third party. These rights and obligations include: (i) the right of either party to acquire the shares offered to a third-party; (ii) the right of either party to participate proportionate to their holdings in the combined transactions related to said shares with third parties; and (iii) the obligation of the parties to make available to the other their shares being offered to a third party. PEO, HMTF and the Company have, in addition, signed a Registration Rights Agreement which grants HMTF the right, at its discretion, to enlist the Company's shares with the Securities and Exchange Commission as well as to take the measures deemed necessary to realize a public offering in Mexico or the U.S. of shares or securities issued by the Company. The completion of a public offering of PEO and HMTF shares or the update of one of the assumptions contemplated in the Shareholders' Agreement which has been referred to could cause these companies to give up control of the majority of the Company's shares with voting rights, which could result in management changes. This could cause a default on the Company's credit contracts and could have a negative effect on the businesses, the financial position, the operating results and prospects of the Company.

Dependence on Key Personnel

The management and operations of the Company depend to a large extent on the contributions of the members of its Board of Directors, the General Manager of Minsa, José Cacho Ribeiro, as well as several managers such as Guillermo Turincio Pimentel, Chief Financial Officer and Luis A. García Serrato, Chief Legal Cousel, among others. Omitting, for whatever reason, the services of these members and directors combined, could have a significant adverse effect on the business, the financial position and the operating results or perspectives of the Company.

Ecological Factors

The Company's operations are subject to the laws and federal and state regulations for the environmental protection of Mexico. When the Company acquired several assets of Miconsa, it did not receive any indemnities by this company or the federal government to cover any legal or civil responsibilities, which may arise from environmental contingencies.

In October of 1993 the Mexican government issued the technical environmental standards applicable to the Company and the nixtamalized corn flour industry. Currently some of the Company's plants do not meet certain environmental standards. The strict demand for these requirements to be met could cause the Company to be fined. The Company is currently in the process of meeting these standards and estimates that the cost of these will require an investment of approximately Ps. 10 million over the next few years.

The Company's nixtamalized corn flour plant in Red Oak, Iowa meets the environmental standards required.

In September of 1996, the Company acquired a production plant in Muleshoe, Texas from ADM Milling Co. Upon signing the corresponding contract, the seller acquired the obligation to indemnify the Company against any contingency of environmental character as well as correct certain irregularities identified in the environmental study prepared for the transaction. Although the seller adopted certain measures with the purpose of correcting these irregularities, including the construction of a new residual water treatment system, these measures have not been sufficient to enable the company to operate under acceptable conditions. On May 17, 2001, the *Texas Natural Resources Conservation Commission ("TNRCC")* imposed a fine on the Company as a result of failing to meet the environmental standards applicable to its operation and gave it a deadline to meet certain specific requirements. The Company proceeded with the terms of the sales contract and initiated arbitration proceedings against ADM Milling Co. demanding the meeting of its contractual obligations. Although the arbitration lawsuit has not been resolved, ADM Milling Co. proceeded to pay the fine imposed by TNRCC and has begun measures to meet the requirements of the TNRCC. Although the Company estimates that the environmental contingency that it faces in relation to its plant in Muleshoe, Texas is not significant and it can recover the costs required to comply with the standards and pay the damages caused by ADM Milling Co., it is not possible to predict with certainty neither the result of the arbitration proceeding initiated by the Company against ADM Milling Co. nor the impact that the future measures adopted for the TNRCC as a possible consequence of failing to meet its environmental standards will have on its operation.

Genetically Modified Corn

In its U.S. plants, the Company processes yellow corn. In the last few years, some seed production companies have introduced genetically improved corn into the market. The governments of Mexico, the U.S. and several European countries have imposed certain limitations on the sale of food prepared with certain genetically modified hybrids. The Company has taken a series of measures to detect the potential contamination from hybrids that are not authorized for human consumption in all of its products prior to shipment. Although it is the Company's opinion that these measures are adequate to guarantee the security of its products, it is not possible to guarantee that future incidents of contamination by genetically modified corn do not occur. Furthermore, it is impossible to quantify the impact that these future incidents of contamination can have on the financial position and results of the operation.

NAFTA

On January 12, 1994 the North American Free Trade Agreement ("NAFTA") took effect, which was designed to reduce the trade barriers between Canada, Mexico and the U.S., and thus integrate the economy of North America. The Company cannot accurately predict the effects that the adoption of NAFTA will have on its businesses, financial position or operating results in the long-term. The establishment of this treaty will facilitate the access of the Company's products in the U.S. and Canadian markets, however, in some cases, it will also increase competition for its products in Mexico given that, in the same manner, trade barriers will diminish for the Company's competitors in the U.S. and Canada.

Legislative Changes

On December 1, 2000, Vicente Fox Quesada of the National Action Party ("PAN") became president of Mexico, ending the over 70 year presidential government of the Revolutionary Institutional Party ("PRI"). Neither the PRI nor the PAN obtained the majority in the Congress or the Senate. This change in the control of the Mexican government could result in changes in the economic policy and other Mexican policies that could affect the businesses and the results of the Company.

Last year, the Federal Executive branch submitted to Congress a law that considers, among other things, the realization of certain modifications to the Value Added Tax Law. Among the changes proposed is the possibility of adding this tax to nixtamalized corn flour and tortillas. Imposing this tax could negatively impact the operating results and situation of the Company given that (i) the tax would increase the prices of tortillas to consumers which could cause a decline in the consumption of this product; (ii) a large portion of nixtamal producers (flour substitute) operate in the informal economy which insinuates that they would avoid this tax, which would make significantly difficult the competitiveness of the Company with these producers.

The Company cannot foresee if these reforms proposed by the executive branch will eventually be adopted or what the definite content of those reforms will be. The Company can also not anticipate the manner in which these or other measures adopted by the new government could affect the operating results and the financial position of the Company.

Price Controls

Notwithstanding that the products manufactured by Minsa are for popular and massive consumption and furthermore some products are for basic consumption, none of these are subject to price controls by the Mexican government. The Company estimates that this type of control will not present itself in the future, however, it cannot guarantee this situation, which may have an adverse effect on the operating results of the Company.

Restrictions Derived From the Debt

Some of the financial commitments of the Company contain obligations, both financial and operational that require it to reach or maintain certain financial ratios and net capital requirements, and restrict the Company's capacity to take on additional debt, sell assets, exercise capital and execute other specific activities. The Company constantly taps the financial markets to finance its operations and normally assumes obligations similar to those previously mentioned, which are considered reasonable. The Company cannot guarantee that by accesing the financial markets it will continue to assume commitments similar to those mentioned above or that it will achieve or maintain the obligations contracted under the actual terms of the financing contracted. Failure to meet these obligations could have significantly adverse affects on the results of the Company. As of the date of this annual report, Minsa is failing to meet certain financial commitments. The Company's management has undertaken a coordinated effort with its creditors for the restructuring of its bank debt. The Company has signed a preliminary letter of intent with these creditors and expects to conclude the restructuring of all of its debt under favorable terms over the course of the next few months. However, this letter of intent does not link said parties and cannot guarantee that the restructuring effort of the Company's creditors will be successful.

Current Debt Structure

A significant portion of the Company's debt is short-term denominated. As of December 31, 2001, approximately 78% of the Company's debt is short-term. Althought the Company does not foresee difficulties in meeting its obligations and in rolling over its short-term credits and although it has enough assets to meet its obligations, a general decision of its creditors to not rollover its credits could cause a state of insolvency as a result of the lack of liquidity.

Changes in Market Conditions

Since the liberalization of the tortilla market in 1999, which eliminated the subsidy provided to consumers of this product in the past, the tortilla market and consequently the corn flour market have experienced a significant contraction.

To confront the internal environment in which the Company operates, significant changes have been made in its strategy and administrative structure in order to improve the Company's position in the corn flour market, to maximize and stabilize cash flow and strengthen their financial position.

The Company considers that with the strategic steps mentioned above, and the accounting adjustments that have derived from these, it is prepared to optimize its performance within the corn flour market and that its financial statements are more congruent to the actual market conditions and adequately describe the consolidated financial position. However, it cannot ensure that these actions will result in an improvement in its financial statements.

Dependence on One Market Segment

The Company derives 96% of its revenues from the production, marketing and sales of nixtamalized corn flour. Therefore, the Company has a considerable dependence on one single business segment. Any circumstance that adversely affects the nixtamalized corn flour market could have an unfavorable impact on the Company's financial position and its operating results.

4. Other Securities Registered with the RNVI

The Company does not have other securities registered with the RNVI.

5. Significant changes in the Rights of Securities Registered with the RNVI

By virtue of the agreements adopted during the General Extraordinary Shareholders' Meeting conducted on April 29, 1997, this minute was registered through the signing of public filing 90,424 on May 23, 1997, signed before Mr. Ignacio Soto Borja, notary public number 129 of the City of Mexico, registered with the Public Registry of Property and Commerce of Guadalajara, Jalisco on June 19, 1997 under the entry without number, volume 634 of the First Book of Commerce Registry and on July 25, 1997 in the Public Registry of Property and Commerce of Tlalnepantla in the State of Mexico under section 145 of volume 34 in the First Book of Commerce, in which the Company changed its corporate headquarters from Guadalajara, Jalisco to Tlalnepantla, Mexico. As a result, the shareholders' meetings, which may be attended by all holders of the Company's shares, are, from this point forward, held in the municipality of Tlalnepantla in the State of Mexico.

By virtue of the agreements adopted by the General Extraordinary Shareholders' Meeting conducted on October 29, 1999, this minute was registered through the signing of public filing number 21,761 on October 29, 1999, signed before Mr. Horacio Aguilar Álvarez Alba, notary public number 39 in Tlalnepantla, Mexico. The Company modified its entire corporate bylaws. Among the most relevant changes made in the corporate bylaws are the following:

(i) Approval of the conversion of the Company's shares with voting rights to a single series of ordinary nominative shares not expressed in nominal value, denominated Series "B". These shares give their holders equal rights (with the exception of the right to cancellation which only corresponds to the shares representative of the Company's variable capital stock). This series remained composed of two share classes: (i) Series "B" Class I, represents the minimum fixed capital (which currently amounts to Ps. 260,283,700) without withdrawal rights which is composed of 65,070,925 ordinary nominative shares not expressed in nominal value and without withdrawal rights, which up until the conversion were denominated Series "A" shares; and ii) Series "B" Class II, which is composed of shares representatives of the variable portion of the capital stock and is composed of the 62,519,124 Series "B" shares which were in circulation until then. As a result of this and other modifications to the Company's corporate bylaws, the restrictions against the acquisition of shares from foreigners were eliminated. It is worth noting that the modifications that have been referred to do not affect the Series "C" shares whatsoever, which are the non-voting right shares representing the variable portion of the Company's capital and which were issued under the shelter of the third fraction of article 14-bis of the Securities Market Law, by the express authorization of the National Banking and Securities Commission (*Comisión Nacional Bancaria y de Valores* or *CNBV*) and the Series "B" shares are freely subscribed therefore they can be acquired or subscribed by Mexican or foreign investors.

(ii) Certain provisions were incorporated into the statutes, which subjugate the adoption of resolutions regarding certain "Relevant Events" (a term which is defined in the Company's corporate bylaws) to a vote of nine of the eleven members of the Board of Directors. Among the "Relevant Events" are: (i) the reimbursement, repurchase and amortization of shares issued by the Company, (ii) the issuance of debt, notes, loans, or other similar instruments, in individual or series form (iii) the provision of rights to register on the exchange for a forced sale of the Company's shares (iv) the adoption of any business plan or budget (v) the naming or removal of the Chief Executive Officer (vi) the provision of any guarantee or the creation of any tax on any asset of the Company (vii) the signing of any contract with shareholders, advisors or board members of the Company (viii) the obtaining of credits in excess of those amounts indicated in the bylaws.

(iii) An Executive Committee was created, the members of which will be selected by a majority vote of the Board of Directors.

By virtue of the agreements adopted by the General Extraordinary Shareholders Meeting conducted on April 30, 2001, during which a minute was signed through the registration of public number 3,532 on May 17, 2001, signed before Mr. Francisco I. Hugues Velez, notary public number 212 of Mexico City, the Company modified its entire corporate bylaws. These changes were made for the purpose of accommodating the corporate bylaws of the Company to the requirements of Circular 11-33 issued by the National Banking and Securities Commission, which was published in the Official Gazette of Mexico on November 23, 2000 and which includes, among other things, the "Code for Best Corporate Practices". Among the most relevant changes in the corporate bylaws are the following:

(i) The incorporation of certain provisions regarding the functions of the Board of Directors including the incorporation of certain obligations of each Member.
(ii) The Company's obligation, when necessary, of providing a form which contains detailed information on and possible alternatives to topics up for vote instruction on how shareholders can submit their votes during shareholders' meetings that they are invited to attend.
(iii) The creation of intermediary organizations that should support the Board of Directors and its Members. Regarding this, the corporate bylaws indicate the creation of an Evaluation and Compensation Committee, an Audit Committee and a Finance and Planning Committee. Structurally, each of these Committees is composed of members of the Board of Directors and performs functions as an extension of the Board itself in order to provide support in decision-making.
(iv) The Company must have an Internal Auditing Department in charge of valuing the financial information presented periodically to the Board of Directors and that, by the same token, the Company must have an internal control system that covers at least (i) policies and procedures; (ii) segregation of functions; (iii) operations manuals; (iv) legal position of the Company; and (v) protection of assets.

By virtue of the agreements adopted during the General Ordinary Shareholders' Meeting conducted on December 31, 2001, during which a minute was signed through the registration of public number 5,284 on December 31, 2001, signed before Mr. Francisco I. Hugues Vélez, notary public number 212 of Mexico City, the Company agreed on the conversion of Series "C" shares (without voting rights) into Series "B" Class II (with voting rights). In terms of the corresponding resolutions, this conversion will be conducted voluntarily by the holders of Series "C" shares within 5 years following the publication of the corresponding conversion notices.

By virtue of the agreements adopted during the General Extraordinary Shareholders' Meeting conducted on April 30, 2002, during which a minute was signed through the registration of public number 6,658 on June 13, 2002 signed before Mr. Francisco I. Hugues Vélez, notary public number

212 of the City of Mexico, the Company modified its entire corporate bylaws. These changes were made in order to meet the requirements of the changes in the Securities Market Law published in the Official Gazette of Mexico on June 1, 2001. Among the most relevant changes made to the Company's corporate bylaws were the accommodation of the management structure, particularly regarding the structure and function of Management's intermediary organizations.

6. Destination of Funds (when applicable)

Does not apply

II. THE COMPANY

1. History and Development of the Issuer

Grupo Minsa, S.A. de C.V. was incorporated under the laws of Mexico on October 13, 1993 to acquire and operate certain assets of Miconsa, the nixtamalized corn flour production company owned by the Federal government. Minsa is the holding company and practically all of its operations are conducted by its subsidiaries. On October 19, 1993, the Company, through its newly formed subsidiaries, acquired certain assets of Miconsa, including five nixtamalized corn flour plants and the "Minsa" brand and assumed certain liabilities and obligations of Miconsa (including several accounts payable to suppliers, as well as labor and environmental contingencies) for a total purchase price of Ps. 431.2 million (in nominal pesos as of October 19, 1993). The plants purchased from Miconsa are located in Tlalnepantla, Mexico; Arriaga, Chiapas; Jáltipan, Veracruz; Guadalajara, Jalisco and Los Mochis, Sinaloa. Upon completing this acquisition, the Company's main shareholder was PEO, a company owned by Corporación de la Industria Alimenticia, S.A. de C.V. whose main shareholders are members of the Gómez Flores family. In October of 1999, PEO sold approximately 46.3% of its stake in the Company (equal to approximately 32.3% of the Company's shares outstanding) to HMTF. The shares of PEO and HMTF were subsequently transferred to a trust in which the five entities mentioned act as both trustors and trustees. As of December 31, 2001, this trust held approximately 73% of the Company's shares outstanding.

The Company made several fundamental changes in the operation of assets acquired by Miconsa. The Company operates in the private sector with the objective of optimizing profitability for its shareholders, while Miconsa was part of the Federal government, which regulated and provided subsidies for the production, consumption and distribution of nixtamalized corn flour and tortillas. After the acquisition of the Federal government's assets, the Company adopted a series of measures including: (i) the hire of a professional management team; (ii) the reduction of costs and the increase of margins through improved operating efficiencies; (iii) installed capacity expansion to satisfy the needs of the market; (iv) the installation of a compensation system based on employee incentives and the creation of a new, more dynamic sales force; (v) the creation of new distribution channels; and (vi) the introduction of new products.

In addition to the assets acquired from the Federal government, the Company completed the construction of nixtamalized corn flour plants in Ramos Arizpe, Coahuila in 1996 and Jutiapa, Guatemala in 1998 and in June of 1994 and September of 1996 acquired additional plants in Red Oak, Iowa, and Muleshoe, Texas, respectively. Lastly, the Company concluded the construction of a new plant for the production of machinery and equipment for the tortilla industry in San Luis Potosi in 1998. The Company's current installed production capacity for nixtamalized corn flour totals 1,124.628 tons / year, which compares favorable to the 605,000 tons of installed capacity upon the acquisition of Miconsa's assets.

Minsa's business strategy seeks to consolidate its position as one of the leaders of the tortilla industry through the sale, warehousing and grinding of corn, as well as through the sale of flour for masa, packaged tortillas and machinery and equipment for the production of tortillas. To implement this general business strategy, the Company is currently focused on:

- The development of a complete client service program;
- The increase of its operations' efficiencies.

The Company's headquarters are located at Av. Prolongación Toltecas # 4, colonia Los Reyes Ixtacala, Tlalnepantla, Estado de México; tel: (52 55) 5722-1900.

2. Business Description

2.1 The corn flour and tortilla industries in Mexico

Nixtamalized corn flour is mainly used in the production of tortillas which main staple of the Mexican diet. The tortilla industry is one of the largest in Mexico. The Company estimates that the size of this market was approximately US$4.2 billion in 2001. Tortillas can be made using two methods: the traditional method using nixtamal (wet corn dough) and the nixtamalized corn flour method.

The segment of nixtamalized corn flour in the total tortilla market experienced significant growth between 1991 and 1998, increasing from approximately 21% of the Mexican corn tortilla market in 1991 to approximately 50% as of December 31, 1998 (data based on Company estimates). Furthermore, the Company's share in the nixtamalized corn flour market increased from approximately 9% in October of 1993 to approximately 25% as of December 31, 2001 (data based on Company estimates). The rapidness of the conversion from the traditional method to the corn flour method of tortilla production has declined significantly in the last few years and the Company estimates that for the fiscal year ending December 31, 2001, 46% of tortillas produced in Mexico were made using nixtamalized corn flour.

In order to satisfy the future needs of the market, Minsa owns and operates six nixtamalized corn flour plants in Mexico located in the most populated areas, two plants in the U.S. and one plant in Guatemala.

The Company derives 96% of its revenues from the sale of nixtamalized corn flour.

2.2 Business strategy

Minsa's business strategy seeks to consolidate its position as one of the leaders of the tortilla industry through the sale, warehousing and grinding of corn, as well as through the sale of flour for dough, packaged tortillas and machinery and equipment for the production of tortillas to tortilla producers. To implement this general business strategy, the Company is currently focused on:

- The development of a complete client service program;
- Increased production capacity in the U.S.
- The increase of its operations' efficiencies.

Development of a complete customer service program

The objective of Minsa's marketing strategy is to continue providing its clients with first-rate service. Minsa finds that the most important method of differentiating itself from its competitors and, therefore increasing its market share is through superior service quality.

Within the new, liberalized corn and tortilla market, Minsa has positioned itself to dispel the concerns of tortilla producers and corn millers and take advantage of the opportunities that arise in this transition period. The results of surveys conducted by Minsa among tortilla producers indicate that the main concern is the direction in which this industry will go in the future and the survival of traditional industrial companies that they belong to since they fear that they soon will become obsolete. Minsa has responded by implementing a customer service program with two main components: service centers and a service network.

Service centers

Minsa operates more than 30 service and distribution centers in the largest and most populated cities in Mexico. Through these centers, it maintains a strong presence in the local markets and close contact with its customers' operations, which improves its image and in the area of service, an area that the Company considers crucial to its business plan. These centers provide corn flour clients with repair parts and other products necessary for their operation (packaging materials, additives, lubricants, etc.) as well as machinery maintenance services and transportation of corn flour. Minsa will further develop its service center distribution network adding more centers and improving the products and services that they provide. The service centers will distribute and install machinery manufactured by Minsa for the production of tortillas and will send personnel to make necessary repairs. Minsa will also uses this network to sell and distribute bagged corn.

Creation of an information network

The liberalization of the tortilla industry generated the urgent need to modernize and improve tortilla producers. Minsa plans on creating an information network to assist clients, through its service centers, in the development and improvement of their operations. In time, this network could become computerized.

As a first step, the Company has provided its sales force with handheld computers with which to receive and send market information as well as monitor market trends and competitors' movements.

ISO 9000

Minsa S.A. de C.V.'s six corn flour production plants have quality systems based on ISO 9002 version 1994 called "Unified Quality Management System", and is the only company in Mexico certified under the manufacturing criteria given that the operating procedures fall under the same criteria on a national level.

The individual certification of each plant under the ISO system began on August 26, 1996, uniting all the systems under a single platform on August 6, 2001, and currently all quality systems are being converted to version 2000 standards.

Increase in the production capacity in the U.S.

In response to the increasing demand for corn flour and the desire to expand our market share in the corn flour markets in Mexico and the U.S., we increased the Company installed capacity to produce up to 1,124,628 metric tons of corn flour for dough per year as of December 31, 2001. This represents an increase of approximately 86% when compared to the date on which the Company was purchased in October of 1993. The Company currently owns and operates six corn flour production plants in the most populated regions of Mexico, two plants in the U.S. and one plant in Guatemala. The Company has significantly improved the five plants purchased from the Mexican government, which currently operate modern equipment, which has significantly reduced costs and improved the quality of Minsa's products. The Company just put into operation a second production line at its Muleshoe, Texas plant. This production line has state-of-the-art technology with which it has the capacity to meet the increasing product demands of the U.S. market. In addition, the plant in Guatemala is also in the process of installing a second production line in 2002.

Increase in operating efficiency

Another of Minsa's main objectives is the improvement of its operating margins through the improvement of its production process efficiency. Minsa hopes to reach this goal through the continued reduction of costs. Since its initiation, the Company has taken considerable steps in the improvement of its overall efficiency. In particular, it has substantially increased its additional capacity and simultaneously increased the productivity of employee per hour. In addition, it has invested significant capital to improve its productivity, reduce conversion costs in its current plants and automated its production processes.

2.3 Tortilla industry subsidies

Since the 1950's the authorities provided the Mexican population with a tortilla price inferior to its real market cost. The reasons for this subsidy were simple: the tortilla is the basic food of choice for Mexicans, it contains high nutritional value, the majority of the population consumes them and its production is relatively inexpensive. Therefore, by supporting consumers of tortillas, the government was assuring the nutrition of the majority of the population.

In the past, the government subsidies were determined in the following manner:

(a) The government established the price of the tortilla below the market price.

(b) On the other hand, it calculated the price at which CONASUPO had to sell corn to the millers, taking into account the cost of production and their profit margin.

(c) It then established an International Price Indifference ("IPI") based on the price of corn on the Chicago Board of Trade ("CBOT"), plus shipping costs, storage, shrinkage and others. The IPI was used as a base to calculate the quota of the subsidy.

(d) The producers of corn flour received a complementary income resulting from the calculation of the difference between the IPI and the regulated price of corn for millers, applying a conversion factor of 0.938.

The government established ceilings to the quantities of corn flour and corn included in the subsidy programs. Within the corn flour industry, the subsidy was dvided by state and by company, based on various criteria. The criteria used to determine the quota of each corn flour producer was based on their average market share.

Due to increasing budget constraints, the Mexican government reduced its subsidy with the intention of completely liberalizing the corn and tortilla market in the beginning of 1999.

The government's intentions were reflected in a series of changes in their subsidy policy:

a) Before October 1995, Mexican corn flour producers received a subsidy for practically all of their sales of this product.

b) As of this date, the Mexican government suspended all subsidies on retail sales of corn flour.

c) As of December of 1995, it also suspended the subsidies on sales of corn flour to the System for Integral Family Development ("DIF") and to the Distribuidora Conasupo, S.A. de C.V. ("Diconsa").

d) In August of 1996, it imposed various ceilings to the difference states on the amount of corn flour sold by the four corn flour producers that could receive subsidies.

e) In September of 1997, the National Company of Sustenance for the People ("Conasupo") installed among almost 37,000 Mexican tortilla producers an electronic card system ("STE"). Under this new system, (i) the global ceiling on the amount of tortillas subsidized throughout Mexico remained intact, (ii) ceilings imposed on companies and states were eliminated, (iii) new monthly ceilings were imposed on the amount of subsidized corn flour or dough that each tortilla producer could purchase, varying according to, their average tortilla sales volume, and (iv) the electronic cards given to the tortilla producers served to supervise and control the amount of corn flour and corn dough that each tortilla producer was allowed to purchase.

f) In February of 1998 the government increased the price of tortillas from Ps. 1.90 to Ps. 2.20 per kilo (2.2 lbs/1 Kg) (historical amounts).

g) In May 1998, to Ps. 2.60 (historical amounts).

h) And in September of 1998 to Ps. 3.00 (historical amounts).

The last price increase implied that the price of corn sold by the government would be equal to the international price of corn, or the price without subsidies for consumers of corn and corn flour. Tortilla prices were liberalized on January 1, 1999, which enabled corn and corn flour to be sold at market prices, and eliminated the complementary revenues of corn flour producers.

Minsa supported the liberalization of the industry because it estimates that these conditions would generate a true market dynamic and would enable the Company to take advantage of the tremendous growth potential of this sector.

A. Core business

Minsa is the second largest producer of corn flour in Mexico, with a market share of 25%. Minsa owns and operates six corn flour production plants in Mexico, two in the U.S. and one in Central America, which totals a production capacity of approximately 1.1 million tons per year.

Minsa's main product, corn flour, represents more than 96% of its revenue. Corn flour is the main ingredient of tortilla production, the main staple of the Mexican diet. Per capita consumption of tortillas in Mexico is equal to 12 tortillas per day or 170 lbs. (slightly over 76 kg.) per year. In addition to producing various types of corn flour, the Company produces fresh corn tortillas and fried corn products, which represent around 4% of its sales.

Tortillas can be made using two different methods; (i) the traditional method, of using wet corn dough and (ii) the modern method, of using corn flour. Although the traditional method has been used for generations, the use of corn flour to make dough for tortillas has grown in the last few years. The Company estimates that as of December 31, 2001, corn flour was used to produce 46% of tortillas in Mexico.

The production of tortillas using corn flour has several advantages over the traditional method, among them are: (i) greater uniformity of product quality, (ii) higher production yield, (iii) lower production costs, (iv) a longer shelf life and (v) more sanitary and environmentally safe production processes. Despite these advantages, the market share of corn flour, which is different from the traditional method in taste and texture, has not increased.

Corn flour is the main ingredient in the production of tortillas, the main staple of the Mexican diet. The tortilla is the most important part of the food sector in Mexico. Thus, the tortilla industry is one of the largest in Mexico and it is estimated that it represents around US$4.2 billion. It is composed of approximately 45,000 tortilla producers, 10,000 corn millers and four corn flour producers, including Minsa. During the last seven years, the annual growth rate of tortilla consumption in Mexico was 2.5%.

A.1 Nixtamalized Corn Flour and Tortilla Production Methods

Tortillas can be prepared in two ways: (i) the traditional method ("nixtamal") in which corn is cooked in water with lime and then ground to obtain nixtamal; or (ii) through an industrial process in which nixtamalized corn is dried then transformed into dough upon adding water. Farmers and millers produce nixtamal using the traditional method and tortilla producers can make tortillas using the dough that they acquire from the traditional millers or the dough they prepare from nixtamalized corn flour.

This diagram shows the difference methods in which corn is transformed into tortillas in Mexico:


PRODUCER
CORN
SELF CONSUMPTION
TORTILLA
CONSUMER
CORN
MILLERS
DOUGH
BULK
TORTILLA
CORN
TRADERS
CORN
FLOUR
RETAIL
FLOUR
TORTILLA
PACKAGED TORTILLAS
CORN
CORN FLOUR
FLOUR
DICONSA DIF
FLOUR
CORN

Making tortillas using the nixtamalized corn flour method provides various advantages over the traditional method, including: (i) the consumption of a third less water and 40% less fuel on average, (ii) on average one kg. of corn transformed into nixtamalized corn flour yields more tortillas (with one kg. of corn, 1.54 kg. of tortilla are produced) than the same amount of corn used in the traditional method (with one kg. of corn 1.40 kg. of tortilla are produced); (iii) in Mexico, the majority of corn millers that use the traditional method discharge their residual water, untreated, into the public drainage system or they eliminate them inappropriately from the environmental standpoint;

on the other hand, in the majority of its plants, the Company treats and processes its waste water that results from the production of nixtamalized corn flour; and (iv) nixtamalized corn four is easier to transport, more hygienic and has a shelf life of approximately three months, which compared favorable to nixtamal which is difficult to handle and distribute, and is good for 4 to 24 hours. This limits the useful life of nixtamal, restricts its distribution area and use, limiting its market to the surroundings of the mill, as opposed to nixtamalized corn flour whose shelf life permits its distribution and sale to a larger geographic area, which includes remote regions where consumers do not have access to nixtamal.

Despite the advantages of making tortillas using the nixtamalized corn flour method, the Company estimates that in 2001, approximately 54% of the tortillas consumed in Mexico were made using the traditional method. The success of the efforts to promote the use of nixtamalized corn flour to make tortillas (conversion to flour) in Mexico will depend to a large extent on changes in preference to tortillas made with nixtamalized corn flour, given that the texture and flavor differs from tortillas made using the traditional method.

The following table illustrates the growth of the nixtamalized corn flour segment in the tortilla market during the period indicated, according to Company estimates.


50%
40%
30%
20%
10%
0%
Oct' 93
1994
1995
1996
1997
1998
2000
2001
Percentage
21%
23%
30%
50%
48%
50%
46%
47%

A.2 The Tortilla Industry and Nixtamalized Corn Flour

Minsa competes with three other players in the corn flour market, the largest of which is Maseca. Minsa estimates that it has a market share of 25%, which added to the 67% market share of Maseca represents 92% of corn flour volume in Mexico.

Taking into account the corn millers and self serve tortilla producers, Minas has a market share of approximately 12% in the Mexican tortilla market.

During more than four decades, the growth of the corn flour industry was closely linked to the growth of the tortilla market, which grew proportionate to the population. Despite the fact that the producers of corn flour urge tortilla producers to switch from the traditional method to the corn flour method, this industry began to flourish in 1990. Afterwards, the percentage of tortillas prepared with corn flour increased rapidly, from 21% in 1991 to approximately 46% in 2001.

This rapid growth was due to the start of the Mexican government's support for the corn flour method because, while it lowered costs and increased efficiency, it reduced the government subsidies for farming. The interruption of the growth of conversion to com flour in 1997 and 1998 was due to the subsidy ceilings that were imposed in August of 1996. It is expected in the foreseeable future that the growth of corn flour consumption will continue, especially due to the elimination of corn subsidies in 1999.

A.3 The Tortilla Industry and Nixtamalized Corn Flour in the U.S.

The U.S. market is entirely different from the Mexican market. In the U.S. neither subsidies nor government intervention exist and there is a free market. The U.S. market is highly complex and demands more variety in flour for corn dough. Minsa has had success in this market and continues striving to increase its market share, which it estimates is currently approximately 18%.

In the U.S. the demand for flour for corn dough is growing due to the popularity of the food and Mexican restaurants and to the growing number of the Hispanic population. Minsa continuously works towards producing flour for corn dough with the highest quality and best prices for its consumers.

The movement of Mexican food from niche markets to the normal market has increased sales of corn and chips, tamales and other corn products. Furthermore, it has also increased its use of flour for corn dough. According to Company estimates, currently 70% of corn chips and tortillas are produced with flour for corn dough.

Minsa expects the use of flour for corn dough to continue growing as companies verify the cost of corn processing equipment and seek simpler production methods.

Minsa's two plants in the U.S. have certainly contributed to the increase in market share of the Company in the U.S. and the development of new products that meet the needs of its consumers. These two plants were responsible for the recent addition of superwhite, organic and blue flour product lines of Minsa.

A.4 Nixtamalized Corn Flour Production

Minsa sells various products; among the largest is corn flour for dough to tortilla producers, which represented more than 70% of Minsa's volume during 2001. The tortilla industry is one of the largest in Mexico. The Company estimates that the size of this market was approximately US$4.2 billion in 2001.

The Company produces flour for corn dough sold under the "Minsa" brand. At the Company's plants, flour for nixtamalized corn dough is made using a process, which begins by acquiring corn that the Company stores in silos. The corn is weighed, cleaned and analyzed before moving on to the grinding process. During the nixtamalization process, the corn is cooked in water for approximately 90 minutes, upon which lime is added to soften the grains and enable it to cook uniformly. Afterwards, the cooked corn is ground and dehydrated. After drying and cooling the flour, when necessary, additives are added to, finally, sift the flour before packing and storing it for sale.

The process of producing nixtamalized corn flour can be summarized by the following diagram:


COOLING
CORN TO THE SILO
COOKING PROCESS
DRYING CYCLE
WASHING
MILLING
COOLING CYCLE
SIFTING
SILO
DEHYDRATION
TO WAREHOUSE
FINE MILLING

Corn flour is packaged mainly in large format, of 20 and 40 kilos, and the packaging and handling costs are low. Minsa prepares corn flour according to the specifications of certain clients and government entities.

A.5 Other Products

In addition to flour for corn dough to make tortillas, the Company produces and distributes other products under the "Minsa", "La Única", "Paisano" brands and other related brands. These products – tortillas, tostadas, fried corn products, cornmeal, atoles, chilaquiles, flour for making tamales, etc.— are only distributed in Mexico City and the Central States of Mexico, and represent a small portion of revenues.

Recently, Minsa initiated the production of machinery to make tortillas as part of the operation of the plant installed in San Luis Potosi. Tortillas stores, known as *tortillerías*, each has an average of 1.5 machines, with an average life of 10 years. Minsa's production plant has the capacity to manufacture 200 machines per year, each sold at approximately US$ 8,000. Celorio currently dominates the tortilla machinery market, with a market share above 70%. Lagging far behind are Maseca and Casa Herrera, in second and third place, respectively, according to Company estimates. Tortilla machinery adds value since it consumes less electricity and requires less maintenance than the competition's machinery.

B. Distribution channels

B.1 Sales and distribution

The sales force has played a key role in the rapid growth of the Company. Given that corn flour is a product with more or less uniform characteristics, the only way of differentiating this product is by offering better service. A solid sales force positions the Company to expand its strategy of attracting clients in a fully liberalized tortilla market.

Minsa operates over 30 stores in Mexico and distributes its products mainly to tortilla producers, the Mexican government, retailers, wholesalers and supermarket chains. Its main product, flour for corn dough, is distributed by independent shipping companies whose costs are generally absorbed by Minsa's clients. On the other hand, pre-packaged tortillas and similar products are distributed by the Company's own fleet of vehicles.

B.2 Sales policy

Minsa sells corn flour to tortillerias according the conditions established in the corporate domain and by the sales managers of each plant. The individual salespeople are not authorized to decide on the sales conditions. The sales conditions for the two Mexican government agencies (Diconsa and DIF) that redistribute corn flour to the poorest segments of the Mexican population are determined by (i) public bid, arranged by said organizations or (ii) negotiations between them and the Company, when they decide to utilize the method of direct assignment. In the last few years, Diconsa and DIF have been the largest purchasers of the Company's corn flour, however, they have been continuously reducing their corn flour purchases.

B.3 Sales force

Minsa's sales force is responsible for the sale of all its products. The fact that the differentiation of products in the tortilla industry depend on provision of better service make the sales force a vital part of the Company's growth.

Minsa's sales force has been an integral part of its success. The assets Minsa acquired in 1993 did not include a list of clients (except for the identification of certain past due accounts), nor did it include credit histories or sales contracts (except for an exclusive supply contract for DIF to cover its demand for corn flour in 1994). Nevertheless, since then to date, Minsa has increased not only its sales volume but also its number of customers. As of December 31, 2001, Minsa had a portfolio of over 7,000 clients, which represents an increase of 169% when compared to its portfolio in October of 1993, which was composed of approximately 2,700 clients.

B.4 Customer support

The Company offers tortilla producers technical support for the operation and repair of the machinery to make tortillas. This service does not include the cost of replacement parts or the necessary components to service the machines.

B.5 Distribution and packaging

Minsa sells flour for corn dough in two formats: (i) 20 and 40-kg packages, mainly to tortilla producers; (ii) 1-kg packages mainly to Diconsa and DIF and to a lesser degree to retailers and supermarkets. Besides being designated the official provider of DIF when Minsa was privatized in 1993, it was also approved as provider of Diconsa in 1994.

Minsa sells pre-packaged tortillas in two formats: 600-gram and 1-kg plastic bags, mainly to supermarkets and retail stores in the Mexico City metropolitan area and other states in Central Mexico. It also sells wheat tortillas, tostadas, fried corn products, chilaquiles, atcles, cornmeal and flour to make tamales.

The following table shows the total sales of flour for corn dough, in metric tons, during the periods indicated:

B.6 Sales by distribution channel and sales mix

Sales by distribution channel and sales mix

	Fiscal years ended December 31,								
	1999			2000			2001		
Package sizes	Tons	% Growth	% Mix	Tons	% Growth	% Mix	Tons	% Growth	% Mix
1 KG PACKAGE [1]									
1 Kg. Package	124,388	(8)	19	104,588	(16)	16	82,026	(22)	14
BULK [2]									
Tortilla producers	527,751	(19)	81	535,651	1	84	509,480	(5)	86
Other producers	5,383	21	0	0	0	0	0	0	0
SUBTOTAL	533,134	(18)	81	535,651	0	84	509,480	(5)	86
TOTAL [3]	657,522	(17)	100	640,239	(3)	100	591,506	(8)	100

Notes:

(1) Corn flour in 1-kilogram packages.

(2) Corn flour in 20 and 40-kilogram packages.

(3) These figures do not include sales of pre-packaged tortillas in 1995 and 1996.

B.7 Marketing and promotions

To promote the substitution of nixtamal with flour for corn dough in the making of tortillas, Minsa launched a national marketing campaign in 1995. The goals of this campaign were to make consumers aware of the advantages of making tortillas with flour for corn dough and increase the brand recognition of "Minsa". The campaign was publicized through the mass media – television and radio – periodically during peak audience times. Since 1997, Minsa changed its publicity focus and adopted marketing strategies at points of sale and stores.

C. Patents, Licenses, Brands and Other Contracts

The Company owns the "Minsa" brand and various related brands and designs, both in Mexico and abroad. The "Minsa" brand is mainly used to sell nixtamalized corn flour. Recently, the Company has introduced corn fécula, atoles and flour for tamales under this brand.

The Company produces and sells packaged wheat and corn tortillas, tostadas, totopos and other fried corn products under the brands "La Unica", "Paisano" and other related brands.

The Company estimates that its brands are sufficiently protected in Mexico, the U.S., Canada and Central America. The Company is not aware of any proceedings regarding its registered brands.

The Company owns the licenses for the computer software that it utilizes. Except for these licenses, the Company does not require any special patents or licenses to operate.

D. Main Customers

In the last few years, Diconsa and DIF have been the largest purchasers, individually, of the Company's corn flour. Historically, DIF and Diconsa combined have represented a large percentage of the Company's sales, and have been declining over the last two years.

In the corn sector, which represented 69% of the Company's revenue in 2001, the portfolio of clients is extremely dispersed among the 5000 active clients that the Company distributes products to regularly; therefore there is no dependence on any particular client.

In the U.S., sales are distributed among approximately 170 industrial clients with whom the Company has yearly contracts. Although sales in the U.S. are more concentrated than in Mexico, there is no dependence on any particular clients there.

E. Applicable Legislation and Tax Regime

E.1 Ecological Factors

Minsa's operations are subject to federal, state and municipal laws and regulations to protect the environment, including laws regarding water, air and ground contamination, noise, and elimination of toxic waste in Mexico, the U.S. and Guatemala. In Mexico, the main law applicable is the General Law on Environmental Protection. The Company is obligated to take the necessary steps to meet the following requirements: The General Law of Environmental Protection and Ecological Balance on Environmental Impact, The General Law of Environmental Protection and Ecological Balance on the Prevention and Control of Contamination of the Atmosphere, The General Law of Environmental Protection on Toxic Waste Material, Law on the Prevention and Control of Water Contamination and the Law on Environmental Protection Against Noise Pollution, among others, as well as a series of state and municipal laws.

In the U.S., the Company must comply mainly with the following regulations: Clean Water Act; Storm Water Act and Safe Drinking Water Act; Clean Air Act; Toxic Substances Control Act, Toxic Release Inventory and Occupational Safety and Health Act, OSHA Laws (Occupational Safety and Health Administration, among others, besides certain state rules and regulations.

In September of 1996, the Company acquired a production plant in Muleshoe, Texas from ADM Milling Co. Upon signing the corresponding contract, the seller acquired the obligation to indemnify the Company against any contingency of environmental character as well as correct certain irregularities identified in the environmental study prepared for the transaction. Although the seller adopted certain measures with the purpose of correcting these irregularities, including the construction of a new residual water treatment system, these measures have not been sufficient to enable the company to operate under acceptable conditions. On May 17, 2001, the *Texas Natural Resources Conservation Commission ("TNRCC")* imposed a fine on the Company as a result of failing to meet the environmental standards applicable to its operation and gave it a deadline to meet certain specific requirements. The Company proceeded with the terms of the sales contract and initiated arbitration proceedings against ADM Milling Co. demanding the meeting of its contractual obligations. Although the arbitration lawsuit has not been resolved, ADM Milling Co. proceeded to pay the fine imposed by TNRCC and has begun measures to meet the requirements of the TNRCC. Although the Company estimates that the environmental contingency that it faces in relation to its plant in Muleshoe, Texas is not significant and it can recover the costs required to comply with the standards and pay the damages caused by ADM Milling Co., it is not possible to predict with certainty neither the result of the arbitration proceeding initiated by the Company against ADM Milling Co. nor the impact that the future measures adopted for the TNRCC as a possible consequence of failing to meet its environmental standards will have on its operation.

The Mexican government in October of 1993 issued the technical environmental standards applicable to the Company and the nixtamalized corn flour industry. Currently, some of the Company's plants do not meet certain environmental standards. The strict requirements of the laws in place could cause sanctions against the Company. The Company is currently in the process of meeting these requirements and estimates that the cost of these changes will require an investment of approximately Ps.10 million over the next few years.

E.2 Tax Regime

Minsa and its subsidiaries are contributing legal entities and are obligated to comply with the fiscal requirements of Income Tax ("ISR") and Asset Tax Laws ("IMPAC"). To meet the fiscal requirements of ISR, Minsa does the following:

1. Depreciation calculated on restated values.
2. Deduction of the total purchases made during the corresponding year.
3. The effect of inflation on monetary assets and liabilities is added or deducted.
4. Until 1998, the general tax rate was 34%. In 1999, the general tax rate was 35% of fiscal profits, with the obligation to pay the tax each year at a rate of 30% (temporarily 32% in 1999) and the remainder upon the distribution of profits. In 2001, the general tax rate was 35% of fiscal profits. Minsa does not declare this tax for companies in Mexico on a consolidated basis, therefore it is obligated to pay ISR for companies that generate profits although other subsidiaries may have fiscal losses.
5. The changes in ISR Law of 2001 include fiscal provision for 2002 that establish a general tax rate of 35% of fiscal profit, 34% during 2003 and 33% during 2004.
6. For foreign-based companies, taxes are calculated on individual results according to the laws of each country.

The applicable rate of IMPAC is 1.8% and each payment made for this is written off of the ISR paid. As in the case of ISR, Minsa cannot determine this tax on a consolidated basis for its companies based in Mexico. In terms of rule 330-SAT-IV-B-865 issued by the Internal Revenue Service of Mexico under law GMI-931015-UVS of January 2, 2000, Minsa and some of its subsidiaries (Minsa, S.A. de C.V. previously Maíz Industrializado del Centro, S.A. de C.V., Maíz Industrializado del Sureste, S.A. de C.V., Maíz Industrializado de Occidente, S.A. de C.V., Maíz Industrializado del Golfo, S.A. de C.V. and Maíz Industrializado del Norte, S.A. de C.V.), are not subject to asset tax given that they are sheltered under the Third College Tribunal of the First Administrative Circuit and later confirmed by the First Hall of the Supreme Court of Mexico, which ruled in favor of the corresponding sentence. Note that the subsidiaries mentioned make up the majority of the Company's assets.

In terms of VAT, the Company's products are taxed at a rate of 0%.

F. Human Resources

F.1 Employees

Since the Company's acquisition of the Miconsa assets, the Company restructured the number, profile and compensation policy of its employees. The Company's labor conditions were renegotiated to provide greater work flexibility and more benefits for employees. At the Company's plants, each employee has an individual work contract and there are no group negotiations. A significant portion of the salaries earned by the Company's sales force is tied to the sales and collections achieved each month. Employee salary increases are approved by the Compensation Committee and are based on an evaluation made by their superiors in hierarchy every six months.

The following chart shows the distribution of employees by area:

As of December 31,

Area	1999	2000	2001
Management	30	40	42
Employees	604	585	644
Technical personnel	844	818	687
Total	1,478	1,443	1,374

Since its incorporation, the Company has focused on increasing its sales and has developed its own sales force.

G. Market Information

The Mexican tortilla industry is composed of approximately 42,000 tortilla producers, millers (producers of nixtamal) and tortilla producing millers, as well as three nixtamalized corn flour producers (including the Company), as an alternative to nixtamal in the making of tortillas. Corn millers represent approximately 54% of total tortilla production in Mexico and are the largest competition for the Company and other nixtamalized corn flour producers. The Company finds that this high market share is largely due to the lack of regulation as well as the large number of corn mills.

In the nixtamalized corn flour industry, which represents the remaining 46% of tortillas produced in Mexico, the Company's main competitor is Maseca, the largest producer of nixtamalized corn flour in Mexico. The Company estimates that in October of 1993, its market share was 9% and at the close of 1993, Maseca had approximately 77% share of the nixtamalized corn flour market. The Company estimates that in December 2001, its market share was approximately 25% while Maseca's market share was around 67%. As a result of the construction of the Company's new plant and the investments made in more productive equipment, the Company's installed capacity reached 1,124,628 tons per year. Currently, Maseca owns nixtamalized corn flour plants in Mexico that distribute and sell nixtamalized corn flour directly to tortilla producers or through distributors. In addition, Maseca, through its principal, Gruma, S.A. de C.V., operates in the U.S., Central and South America in which it produces and sells nixtamalized corn flour, packaged tortillas and other products.

In the U.S., the Company estimates that its share of the open market is approximately 18%, which compares favorably with its share in 1995, which was less than 1%, before acquiring the plant in Muleshoe, Texas.

The following graph illustrates the corn flour sales volume growth of the Company in the market.


2.000
1.000
0

	1991	1992	1993	1994	1995	1996	1997	2000	2001
Tons (000's)	1.250	1.498	1.635	2.000	2.397	2.756	2.610	2.300	2.189

H. Financial Information by Business Line, Geographic Area and Export Sales

The following table shows the breakdown of sales volume for the reported period:

Business Line	Metric Tons 2001	2000
Bulk	407,555	452,232
1 Kg Package	78,122	94,309
International	105,829	93,698
Total	591,506	640,239

I. Corporate Structure

Minsa is a holding company that as of December 31, 2001 was direct or indirect owner of the shares of 17 subsidiaries, of which it holds 99.9% of the shares outstanding. The following table lists the most important companies as well as the main activity of each:


Grupo Minsa, S.A. de C.V.
Tenedora de Acciones
Minsa, S.A. de C.V.
Producción y venta de harina en México (inmueble Tlalnepantla)
Maíz Industrializado de Occidente, S.A. de C.V.
Inmobiliaria Guadalajara (Jalisco)
Maíz Industrializado del Golfo, S.A. de C.V.
Inmobiliaria Jaltipan (Veracruz)
La Maquinaria de la Tortilla, S.A. de C.V.
Producción de Maquinas Tortilladoras
Maíz INdustrializado del Sureste, S.A. de C.V.
Inmobiliaria Arriaga (Chiapas)
Maíz Industrializado del Norte, S.A. de C.V.
Inmobiliaria Los Mochis (Sinaloa)
Maiz Industrializado de Centroamérica, S.A
Producción de Harina en Jutiapa, Guatemala
Maíz Industrializado del Noreste, S.A. de C.V.
Inmobiliaria Ramos Arizpe (Coahuila)
Maiz Industrializado del Salvador, S.A.
Distribución de Harina en El Salvador
Minsa Corporation
Producción de Harina EUA
Servicios Administrativos Minsa, S.A. de C.V.
Prestadora de Servicios (Administración harina México)
Operadora Minsa, S.A. de C.V.
Prestadora de Servicios (técnicos de producción México)
Servicios Corporativos Minsa, S.A. de C.V.
Prestadora de Servicios (personal corporativo)
Comercializadora de Productos de Maíz y Derivados, S.A. de C.V.
Producción y Venta de Tortillas y Tostadas
Operadora CP Masa, S.A. de C.V.
Prestadora de Servicios
Servicios Administrativos CP Masa, S.A. de C.V.
Prestadora de Servicios
Servicios La Fábrica, S.A. de C.V.
Suspensión de Operaciones
La Fábrica de la Tortilla, S.A. de C.V
Suspensión de Operaciones

J. Description of its Main Assets

In the privatization of 1993, Minsa acquired five plants with a combined capacity of 605,000 tons, and it immediately began expanding and modernizing them. Minsa's strategy has consisted of increasing the production capacity of its facilities located in the territories with the lowest corn flour usage, in which it expects the highest rate of conversion since tortillas are no longer subsidized. Minsa has increased its production capacity in the Jáltipan (Veracruz) plant by 70% and the plant in Tlalnepantla (Mexico City) by 50%. Both plants existed at the time of the privatization. In total, between 1994 and 1998, the capacity of the existing plants increased by 67%.

At the time of the privatization, the majority of the plants were obsolete or insufficient. The new management team completed a vigorous investment program to sustain the team, update the technology and restore the infrastructure. It spent approximately US$11 million in the elimination of bottlenecks and the installation of non-contaminating and cost effective equipment. For example, it installed an electric energy co-generation plant and water treatment equipment in Tlalnepantla, which reduced electricity expenses, water and fuel costs. It also equipped the Tlalnepantla with tortilla production and packaging equipment, to cover the demand for other corn flour products such as fried corn products and packaged tortillas.

It also increased its production capacity in the U.S. through the purchase of plants in Red Oak, Iowa and Muleshoe, Texas, in 1994 and 1996, respectively. Full capacity usage remained constant at 40% in 1993 and 84.9% in 1995. Afterwards, Minsa constructed a plant in Ramos Arizpe (200 Km from Monterrey), which initiated production in 1996. The full capacity utilization of this plant was delayed due to the fact that during the launch phase, the government imposed quotas on subsidized volume based on production volume. These circumstances, combined with the increases in tortilla prices generated by the elimination of subsidies, caused Minsa's total capacity utilization rate to drop to 70% in 1996, 68% in 1997, 73% in 1998, 67% in 1999, 57% in 2000 and 58% in 2001. On the other hand, the installed capacity utilization of the U.S. plants was over 90% at the close of 2001.

This map illustrates the location of the Company's plants in operation in Mexico, the U.S. and Guatemala:


Red Oak, Iowa
Muleshoe, Texas
Los Mochis
Ramos Arizpe
San LuisPotosi
Guadalajara
Tlalnepantla
Arriaga
Jutiapa, Guatemala

The Company's oldest plant was built near Mexico City in Tlalnepantla, Mexico, in 1953. The other plants were built in the cities of: Arriaga, Chiapas, in 1975; Jáltipan, Veracruz, in 1976; Guadalajara, Jalisco, in 1977; Los Mochis, Sinaloa, in 1979; and Ramos Arizpe, Coahuila, in 1995. In addition, the Company acquired a corn flour factory in Red Oak, Iowa, U.S. in 1994 and a nixtamalized corn flour plant in Muleshoe, Texas in September of 1996. The Company has maintenance programs for each of its plants.

Following is a breakdown of the historical capacity utilization rates of Minsa:

Production capacity (tons per year)

Location	1993	1994	1995	1996	1997	1998	1999	2000	2001
Tlalnepantla (Mexico City)	189,000	189,000	218,000	300,000	300,000	300,000	300,000	300,000	300,000
Guadalajara	142,000	142,000	142,000	167,040	167,040	167,040	167,040	167,040	167,040
Los Mochis	118,000	118,000	125,000	150,000	150,000	150,000	150,000	150,000	150,000
Jáltipan (Veracruz)	84,000	84,000	98,000	143,028	143,028	143,028	143,028	143,028	143,028
Arriaga (Chiapas)	72,000	72,000	76,000	83,520	83,520	83,520	83,520	83,520	83,520
Ramos Arizpe (Monterrey)	-	-	-	167,040	167,040	167,040	167,040	167,040	167,040
San Luis Potosí	-	-	-	-	-	-	-	-	-
Total Mexico	605,000	605,000	659,000	1,010,628	1,010,628	1,010,628	1,010,628	1,010,628	1,010,628
Red Oak, Iowa	-	12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000
Muleshoe, Texas	-	-	-	60,000	60,000	60,000	60,000	72,000	72,000
Guatemala	-	-	-	-	-	-	30,000	30,000	30,000
Total Minsa	**605,000**	**617,000**	**671,000**	**1,082,628**	**1,082,628**	**1,082,628**	**1,112,628**	**1,124,628**	**1,124,628**

To meet the growing demand for corn flour in the U.S., Minsa increased the capacity of its plant in Muleshoe to 72,000 tons at the end of 2000. In addition, at the end of 1998, it put into operation a small facility in Guatemala with a capacity of 30,000 tons. The Company has completed works with an investment of approximately US$3 million during 2001 to increase its installed capacity in the Muleshoe, Texas and Jutiapa, Guatemala plants. Lastly, the Company has a tortilla machinery production plant in San Luis Potosí with a capacity of 200 units per year.

The Company's plant in Tlalnepantla has equipment to produce and package tortillas fried corn products and other products as well as equipment for the production of whole, cooked and dehydrated corn, with an annual installed capacity of 3,000 and 27,000 tons, respectively.

Minsa S.A. de C.V.'s 6 corn flour production plants have ISO 9002 1994 version-certified systems called "Unified Quality Management System", and is the only company in Mexico that meets the manufacturing criteria in all of its operations on national level.

The individual ISO certification of each plant began on August 26, 1996, uniting all of the systems under one platform on August 6, 2001. The quality system is currently being migrated to version 2000 standards.

J.1 Warehouses

The Company rents and operates over 30 warehouses strategically located throughout its Mexican territory with the goal of having efficient distribution of its nixtamalized corn flour. In order to strengthen the original distribution centers, the Company has distributors throughout Mexico.

K. Judicial, Administrative or Arbitration Proceedings

K.1 Litigation Regarding Asset Tax

In January of 1995, the Company and several of its subsidiaries were notified by the Secretary of Treasury and Public Credit ("SHCP") that despite being incorporated in October of 1993, they were subject to paying asset tax. Asset tax is charged at a rate of 1.8% of the net balance of certain assets and liabilities. According the Mexican law, recently formed companies are not subject to this tax for a predetermined period of time. Therefore, the Company initiated proceedings against the notice and the constitutionality of the Law on Asset Tax.

In terms of the rule 330-SAT-IV-B-865 issued by the Internal Revenue Service under file GMI-931015-UVS on January 2, 2000, Minsa and several of its subsidiaries (Minsa, S.A. de C.V. previously Maíz Industrializado del Centro, S.A. de C.V., Maíz Industrializado del Sureste, S.A. de C.V., Maíz Industrializado de Occidente, S.A. de C.V., Maíz Industrializado del Golfo, S.A. de C.V. and Maíz Industrializado del Norte, S.A. de C.V.), are not subject to asset tax given that they are sheltered under the Asset Tax Law. This shelter was originally given by the Third Collegiate Tribunal of the First Circuit of the Administration and finally confirmed by the First Hall of the Supreme Court of Mexico upon ruling on the corresponding sentence.

K.2 Litigation Against Ecoban Finance Limited

On July 22, 1998, the Company signed five Note Purchase Agreements with Ecoban Finance Limited ("Ecoban") the terms of which committed financing of US$ 38 million to Minsa. In terms of these contracts, Minsa committed to issue and Ecoban committed to purchase on the dates and under the conditions stipulated in the contract, 38 notes at US$ 1 million each. The contracts expressly stated that the obligation of Ecoban to make those reimbursements was firm and unconditional. Ecoban partially failed to meet its obligations of making these reimbursements and gave Minsa only US$ 17 million in financing. The contracts mentioned also indicated that at the maturity of each note (originally issued for a term of six months), Minsa would issue a new document, which would be purchased by Ecoban. This issuance and purchase cycle would continue for a period of seven year. At the conclusion of the first six months period, Ecoban failed to meet the contracts, refusing to purchase the notes issued by the Company. The breach of Ecoban generated damages for the Company including an excessive cost of capital and the loss of corn buying opportunities. Minsa sued Ecoban during the first quarter of 1999, demanding the payment of damages generated by the breach. Subsequently, Ecoban refunded the Company a payment of US$ 7 million for some of the notes issued by Minsa, which were actually in their possession. In June of 2002, the Company reached an agreement to suspend the proceedings described and would end them once certain conditions were met. The agreement included an exoneration of approximately US $3.5 million on the total amount and the repayment of the difference over a period of time to be determined in the future based on the terms and conditions of certain bank loans contracted by the Company. The Company cannot ensure that the conditions considered in the Agreement signed with Ecoban will be satisfactory nor will the repayment terms eventually be rendered favorable to its interests.

K.3 Proceedings initiated by the Commission for the Conservation of Natural Resources in the State of Texas

In September of 1996, the Company acquired a production plant in Muleshoe, Texas from ADM Milling Co. Upon signing the corresponding contract, the seller acquired the obligation to indemnify the Company against any contingency of environmental character as well as correct certain irregularities identified in the environmental study prepared for the transaction. Although the seller adopted certain measures with the purpose of correcting these irregularities, including the construction of a new residual water treatment system, these measures have not been sufficient to enable the company to operate under acceptable conditions. On May 17, 2001, the *Texas Natural Resources Conservation Commission ("TNRCC")* imposed a fine on the Company as a result of failing to meet the environmental standards applicable to its operation and gave it a deadline to meet certain specific requirements. The Company proceeded with the terms of the sales contract and initiated arbitration proceedings against ADM Milling Co. demanding the meeting of its contractual obligations. Although the arbitration lawsuit has not been resolved, ADM Milling Co. proceeded to pay the fine imposed by TNRCC and has begun measures to meet the requirements of the TNRCC. Although the Company estimates that the environmental contingency that it faces in relation to its plant in Muleshoe, Texas is not significant and it can recover the costs required to comply with the standards and pay the damages caused by ADM Milling Co., it is not possible to predict with certainty neither the result of the arbitration proceeding initiated by the Company against ADM Milling Co. nor the impact that the future measures adopted for the TNRCC as a possible consequence of failing to meet its environmental standards will have on its operation.

K.4 Genetically Modified Corn

In its plants in the U.S., the Company processes yellow corn. In the last few years some grain producers have introduced genetically improved corn. The governments of Mexico, the U.S. and several European countries have imposed certain limitations on the sale of food prepared with certain genetically modified hybrids. In October of 2000, the Company and a handful of its customers detected traces of certain proteins contained in a hybrid corn that was not approved by the Food and Drug Administration in the U.S. The Company notified its customers and offered to swap the potentially contaminated lots. Subsequently, some of the Company's clients sued the Company for damages generated by the contamination. The Company sued the supplier of yellow corn as well as the company that initiated the sale of the hybrid in question. Although the Company estimates that these lawsuits will be resolved in its interests, it cannot guarantee the manner in which these proceedings will be concluded.

K.5 Reimbursement of hidden liabilities derived from the acquisition process of shares of Almacenadora Mercader, S.A.

During 1998, the Company acquired 81.25% of the capital stock of Almacenadora Mercader, S.A. (Almer, previously Almacenadora Centro Occidente, S.A. de C.V.) from the Mexican government. In the corresponding contract terms, the Company submitted a request for reimbursement of a portion of the price paid for the shares upon detecting certain non-existing assets and liabilities hidden during the transaction. In 1999, the holding Company, Promotora Empresarial de Occidente, S.A. de C.V. (PEO) transferred its stake in Almer but preserved the rights that derive from the request for reimbursement included in the terms of the sales contract signed by the Federal Government. During 1999 and 2000 the Federal Government determined the outcome of some of the topics included in the request for reimbursement. However, it determined unacceptable the reimbursement of certain liabilities regarding pensions and retirement bonuses of Almer's employees. After exhausting the negotiation proceedings included in the Company's contract, in September of 2000, before the District Attorney it sued for the payment of the debt mentioned, which in the opinion of the Company reaches approximately Ps. 109 million. This proceeding remains pending and it cannot be guaranteed that the outcome will be in favor of the Company.

L. Shares Representing the Capital Stock

The following information refers to the structure of the Company's capital and describes some of the stipulations of its corporate bylaws. This is not an exhaustive description and should be interpreted in its entirety by making reference to said bylaws, which are registered with the Public Commerce Registry in Tlalnepantla, Mexico.

The Company's capital stock is variable. The minimum fixed portion of the capital stock without withdawal rights is $260,283,700.00 (two hundred and sixty million two hundred and eighty three thousand seven hundred pesos 00/100) and is represented by Series "B" Class I shares, all of which are nominative not expressed at nominal value. The amount of the variable portion of the Company's capital stock cannot exceed 10 times the minimum fixed portion of the capital stock.

The variable portion of the Company's capital stock is represented by Series "B" Class II nominative with voting rights shares not expressed in nominal value and by Series "C" nominative non-voting shares not expressed in nominal value.

The shares representing the capital stock are divided into the following series':

(i) Series "B" composed of common and ordinary shares with full voting rights which at all times represent the 100% of shares with voting rights and which, together with the series "C" shares represent at least 75% of the shares which make up the capital stock. The Series "B" shares are freely subscribed therefore they can be acquired or subscribed to by Mexican and foreign investors.

(ii) Series "C" consist of shares without voting rights, representing the variable part of the capital stock, issued under the shelter of the third section of article 14-BIS of the Securities Market Law, through the express authorization of the National Banking and Securities Commission, and at no point in time represent more than 25% of the total capital stock of the Company. The series "C" shares are freely subscribed therefore they can be purchased or subscribed to by Mexican or foreign investors.

The following table illustrates the number of shares of each series, which were in circulation as of December 31, 2001 and the percentage of the total shares outstanding that they represent:

Series	Number of Shares	Percentage of Total
Series "B" Class I	65,070,925	41.8
Series "B" Class II	62,245,124	39.9
Series "C"	29,910,501	18.2
Total	155,641,049	100

M. Dividends

The Company plans to reinvest a substantial part of its operation's future profits, although it could pay dividends for the amounts determined periodically. The Company has signed contracts for bank loans that limit its capacity to pay dividends. Any proposal to pay dividends is at the discretion of the Shareholders' Meeting and is based on the Company's results, financial position, cash flow needs, investments in future projects and other factors that are considered relevant for the efficient management of the business. The declaration, amount and payment of dividends will be determined by the General Ordinary Shareholders' Meeting under the terms of the corporate bylaws of the Company in accordance with Mexican law.

According to Mexican law, at least 5% of the net profit of the Company should be assigned to a legal reserve, until the amount of the reserve reaches 20% of the Company's capital stock.

III. FINANCIAL INFORMATION

1. Select Financial Information

The information presented below was selected from the Company's Audited Consolidated Financial Statements. This information should be read in conjunction with the Consolidated Financial Statements as of December 31, 2001 and is qualified in its entirety by reference to them and the related notes included in the Addendum of this annual report.

Financial Highlights							
Thousands of pesos as of December 31, 2001							
	1995	1996	1997	1998	1999	2000	2001
Volume (Thousands of Metric Tons)	578	759	747	789	658	640	592
Net Sales	5,335	6,539	4,049	3,498	2,536	1,969	1,752
Operating Income	421	470	185	282	84	161	(50)
Net Income	403	493	21	(75)	(26)	(35)	(583)
EBITDA	636	647	356	440	235	290	76
Total Assets	6,788	5,472	5,066	4,794	3,587	3,273	2,531
Total Liabilities	3,113	2,003	1,629	2,052	1,296	1,152	1,077
Cost-bearing Liabilities	1,819	1,517	1,278	1,816	1,026	980	844
Shareholders' Equity	3,677	3,469	3,449	2,743	2,291	2,085	1,454

2. Management Discussion and Analysis regarding the Operating Results and Financial Position of the Company

The following information should be read with the Company's Audited Consolidated Financial Statements, as well as the notes, which are included in another section of this annual report.

Generally Accepted Accounting Principles in Mexico require that the financial statements recognize the effects of inflation according to Bulletin B-10 of the Mexican Institute of Public Accountants. The effect of this recognition is to present the information in comparable monetary units and therefore, eliminate the effect of inflation on the financial statements. Unless otherwise stated, or unless the text specifies another format, the financial information included is presented in pesos with purchasing power as of December 31, 2001.

As of January 1, 2001, the Company adopted the rules of Bulletin D-4 "Accounting Treatment of Income Tax, Asset Tax and Employee Profit Sharing" issued by the Mexican Institute of Public Accountants ("IMCP"). In accordance with this bulletin, the Company recognizes the effects of deferred taxes applied to the rate of Income Tax (ISR) corresponding to the temporary differences between the accounting and fiscal balances of assets and liabilities and considering the amortizable fiscal losses that are likely to be applied. Adopting this bulletin meant a significant increase in the investment from shareholders of Ps. 73 million and increased the assets for deferred taxes by the same amount, so that in the year ended December 31, 2001 the asset for deferred taxes increased the net loss of the period by Ps. 41 million.

A. Operating Results

Following are select comments regarding the fiscal year of 2001 and the fourth quarter of 2001, individually:

A.1 Background

During the year 2001, the corn flour market in Mexico declined. According to Company estimates the market declined by approximately 7% during the period, mainly due to the general availability of corn at low prices. As in previous years, the abundance of corn in the market caused an increase in the consumption of tortillas made using nixtamal corn dough at a detriment to corn flour.

The strategy of converting the market to corn flour use, which was implemented by the Company during 2001, did not yield the expected effects of reactivating the corn flour market and resulted in a loss of 1.5 percentage points in this market.

The international markets in which the Company operates continue to grow. In these markets, the Company's operations are growing significantly, in line with management's expectations.

A.2 Strategic and administrative changes

To face the internal environment in which the Company is operating, significant changes have been made to the strategy and management structure aimed at improving the Company's position in the corn flour market, maximizing and stabilizing cash flows, and strengthening the Company's financial position.

(i) Positioning of the Company

The strategy of converting the market to corn flour usage, which was implemented by the Company in the past did not generate the conversion of wet corn dough to corn flour as was expected and was counterproductive in the corn flour tortilla segment already converted, resulting in the weakening of the Company's position in the market. Currently, the Company's efforts are focused on recovering its competitiveness in the corn flour market by improving its client service and attention, restructuring its sales force to increase its presence and coverage in the market, improving the logistical efficiencies of its distribution, controlling and avoiding costs of goods sold and expanding its sales support information systems. Since mid-2001, the Company, supported by an external firm specializing in consulting, has developed a plan of action in the previously mentioned areas. The first phase is being implemented in the Western region and will be completed in April 2002. Implementation on a national coverage will be completed in 2002.

(ii) Maximize and stabilize cash flows

Over the last 3 years, the Company has experienced a cumulative decrease of 25% in sales volume and currently operates less than 60% of its installed capacity. Despite the methodical implementation of cost and expense cutting measures, the decline in sales volume has resulted in a significant erosion of operating margins. As a result, the Company has implemented an aggressive cost and expense reduction program has been reinforced through the centralization and IT automation of operations.

With the support of its external auditors, the Company has adopted corrective and preventive measures to increase internal controls, including the renovation, update and expansion of the Audit Committee's functions, new management policies and procedures, tighter budgeting controls and the expansion of the internal audit function. A Credit Committee was also formed and among its functions are the supervision of credit provisions to clients, monitoring the Company's maximum credit risk level and the continuous enforcement of the policy to reserve doubtful and uncollectable accounts These actions have resulted in, among other things, more conservative accounting procedures, mainly creating a reserve for 100% of accounts receivable over 180 days past due. Among the important measures adopted are a significant increase in the allowance for doubtful accounts; due not only to the increase is credit terms taken by clients as a result of the drop in demand, but also for the decline in average volume purchased by each customer, which resulted in an increase in the aging of accounts receivable balances.

In addition, the Company will focus its efforts on its core business, corn flour, by eliminating non-strategic operations that fail to meet management's profitability goals and deter financial and human resources from the Company's main activities. Therefore, the Company has decided to exit the consumer products market and will sell the assets and brands of its subsidiary Comercializadora de Productos de Maíz y Derivados, S.A. de C.V. The Company is currently in talks with investment banks and potential buyers of this business.

(iii) Strengthen the Balance Sheet

Currently, the relationship between the short-term and long-term debt on the Company's Balance Sheet is unfavorable due to significant maturities of loans taken several years ago, which coincide with the maturities of the short-term portion of bank loans. Anticipating this situation, the Company's management began working with its lenders to restructure its bank debt. The Company reached a preliminary agreement with its short-term creditors and hopes to achieve a favorable restructure over the course of the next few months.

The accounting effect of the steps taken by the Company are described as follows:

a) As a result of the implementation of a new credit policy in 2001, the Allowance for Doubtful Accounts rose by Ps. 200 million, which corresponds entirely to the balances of active customers with overdue payments and the total balance of its inactive customers. The Company continues working towards receiving these balances and their recovery will represent extraordinary income in future reporting periods.

b) Not including the amounts that may be recovered for its sale and following conservative accounting criteria, a reserve was created for discontinued businesses related to Comercializadora de Productos de Maíz y Derivados, S.A. de C.V., therefore the following measures were taken: (i) increase the Allowance for Doubtful Accounts by Ps. 70.0 million; (ii) write-off 100% of spare parts inventories of Ps. 20.0 million; (iii) write-off of 50% of fixed assets and 100% of current assets of approximately Ps. 16.0 million and (iv) the creation of a reserve of Ps. 11.2 million for the layoff of employees of this subsidiary.

c) Additional charges were realized in the amount of Ps. 72.0 million for the purpose of recognizing some capitalized expenses and deferred charges in the results and to reserve recognized restructuring expenses to be distributed during the first months of 2002.

The adjustments realized as a result of the aforementioned steps, are extraordinary and non-recurring in nature and do not affect the actual cash flow of the Company nor its viability. Therefore, these charges will not affect the Company's EBITDA in 2001 nor in subsequent years.

With the strategic actions mentioned above, and the accounting adjustments derived from them, the Company considers that it is prepared to optimize its performance within the corn flour market and that its financial statements are more congruent to the actual market conditions and more adequately describe the consolidation of its financial position. As a result of the actions described, the Company expects an immediate and significant improvement in its financial results.

The results, unadjusted and without discontinued operations, are commented as follows:

A.3 Volume

As a result of the previously described market situation as previously described, Grupo Minsa's total volume sold in Mexico declined by 11.0% during the full year of 2001.

	2001	2000
Bulk	407,555	452,232
1-kg Package	78,122	94,309
International	105,829	93,698
Total	591,506	640,239

For the fourth quarter of 2001, Grupo Minsa's consolidated sales reached 152,926 metric tons, slightly below the figure reported during the previous fiscal year.

When compared to the third quarter, volume increased by approximately 3.6%. This increase was due to the 8.8% increase in sales to tortilla producers, which made advance purchases as a result of the price increases expected by industrial dough and tortilla producers during January 2002.

The 1-kg package sales decreased 17% due to the contraction in demand from certain government entities as a result of budget limitations.

International sales remained stable showing a slight 0.5% increase.

The following table shows the breakdown of sales volumes during the period:

	4th Quarter 2001	3rd Quarter 2001	4th Quarter 2000
Bulk	108,994	100,189	108,751
1-kg Package	17,427	21,033	19,673
International	26,505	26,385	26,214
Total	152,926	147,607	154,638

A.4 Prices

In the fourth quarter of 2001, the average price was Ps. 2,968.57 per metric ton, which represents an increase of Ps. 49.80 per metric ton or 1.7% compared to the third quarter of 2001.

A.5 Net Sales

Consolidated net sales reached Ps.454.0 million during the quarter, Ps.23.1 million or 5.4% higher than the figure registered during the third quarter of 2001. This increase is due to the higher volume and the increase in the average sales prices previously mentioned.

A.6 Cost of Goods Sold

During the fourth quarter of 2001, the cost of goods sold was Ps. 345.3 million slightly below the Ps.10.2 million reported for the third quarter of 2001. Pesos by metric ton decreased Ps. 150.56 from Ps. 2,411.13 during the previous quarter to Ps. 2,260.57. This reduction was mainly due to the 2.5% decline in corn prices, compared to the third quarter of 2001.

A.7 Gross Profit

Gross profit increased to 23.9% during the quarter, compared to 17.4% reported during the previous quarter. Gross profit reached Ps.108.3 million, compared to Ps.75.0 million in the third quarter of 2001. This change reflects the performance of net sales as well as the cost of goods sold, mentioned above.

A.8 Operating Expenses

Operating expenses during the fourth quarter of 2001 were Ps.36.3 million, Ps.75.3 million or 67.5% higher than those reported during the third quarter of 2001. This increase was mainly explained by the accounting of the cancellation of deferred expenses through amortization and the increase in allowance for doubtful accounts as extraordinary and non-recurring.

A.9 Operating Profit

The Company obtained an operating income of Ps.72.0 million in the fourth quarter of 2001, compared to a loss of Ps.36.6 million in the third quarter of 2001, as a result of a higher gross profit.

A.10 Comprehensive Cost of Financing

During the quarter, the comprehensive cost of financing was Ps.24.8 million, which is Ps. 42.7 million lower than the figure reported in the previous quarter due to an exchange rate gain of Ps. 42.0 million.

A.11 Net Income

The Company reported a consolidated net income of Ps. 65.2 million in the fourth quarter of 2001, Ps. 171.2 million above the net loss of Ps. 106.0 million reported in the third quarter. This was attributed to the higher operating income, the decline in operating expenses and the favorable impact of the Company's comprehensive cost of financing as well as deferred taxes.

A.12 Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

The figure reported this period reached Ps. 66.5 million, which is Ps. 60.7 million higher than in the previous quarter. This favorable outcome was a result of the Company's operating performance as previously explained.

B. Financial Position, Liquidity and Capital Resources

Minsa's consolidated total assets were Ps. 2,530.5 million as of December 31, 2001, which was Ps. 536.5 million below the figure reported as of September 30, 2001. This decline was mainly due to the strategic and administrative changes mentioned above.

Consolidated total liabilities at the close of the fourth quarter were Ps. 1,076.6 million. The Company's total interest-bearing liabilities were Ps. 843.7 million compared to Ps. 932.9 million in the previous quarter. This decline was mainly due to the amortization payment made on the Company's debt with the IFC as well as the favorable exchange rate this quarter. The Company's financial leverage (total interest-bearing liabilities / shareholders' equity) was 0.58x at the close of the year, while the current ratio (current assets / short-term liabilities) was 0.69x. As previously mentioned, the Company is in the process of negotiating an increase in its debt maturities with its lenders.

Minsa's shareholders' equity as of December 31, 2001 was Ps. 1,453.9 million after the adjustments mentioned above.

B.1 Investment Program

Minsa's plant capacity utilization rate at the end of the fourth quarter of 2001 was 58%, with which the Company is prepared to meet the additional short-term demand that may result from an increase in sales volume. The Company finds it appropriate to limit its investment to projects focusing on improving quality and the efficiency of its current operations until it reaches an adequate installed capacity utilization, at which point it will reinitiate its expansion investment program.

The Company's tax situation is as shown (figures in thousands of nominative pesos):

During the periods ended December 31, 2001 and 2000 some of the Company's subsidiaries reported fiscal losses for up to Ps.175 million.

IV. MANAGEMENT

1. Corporate Bylaws and Other Agreements

1.1 Corporate Bylaws

1.1.1 Overview and Relevant Changes

The Company was incorporated on October 13, 1993 as a corporation with variable capital, according to the laws of Mexico with its corporate headquarters in Guadalajara, Jalisco, Mexico.

By virtue of the agreements adopted during the General Extraordinary Shareholders' Meeting conducted on April 29, 1997, this minute was registered through the signing of public filing 90,424 on May 23, 1997, signed before Mr. Ignacio Soto Borja, notary public number 129 of the City of Mexico, registered with the Public Registry of Property and Commerce of Guadalajara, Jalisco on June 19, 1997 under the entry without number, volume 634 of the First Book of Commerce Registry and on July 25, 1997 in the Public Registry of Property and Commerce of Tlalnepantla in the State of Mexico under section 145 of volume 34 in the First Book of Commerce, in which the Company changed its corporate headquarters from Guadalajara, Jalisco to Tlalnepantla, Mexico. As a result, the shareholders' meetings, which may be attended by all holders of the Company's shares, are, from this point forward, held in the municipality of Tlalnepantla in the State of Mexico.

By virtue of the agreements adopted by the General Extraordinary Shareholders' Meeting conducted on October 29, 1999, this minute was registered through the signing of public filing number 21,761 on October 29, 1999, signed before Mr. Horacio Aguilar Álvarez Alba, notary public number 39 in Tlalnepantla, Mexico, registered on January 5, 2000 in the Public Registry of Property and Commerce in Tlalnepantla, Mexico, under section 699 of volume 38 of the First Book of Commerce. The Company modified its entire corporate bylaws. Among the most relevant changes made in the corporate bylaws are the following:

(i) Approval of the conversion of the Company's shares with voting rights to a single series of ordinary nominative shares not expressed in nominal value, denominated Series "B". These shares give their holders equal rights (with the exception of the ight to withdrawal which only corresponds to the shares representative of the Company's variable capital stock). This series remained composed of two share classes: (i) Series "B" Class I, represents the minimum fixed capital (which currently reaches Ps. 260,283,700) without withdrawal rights which is composed of 65,070,925 ordinary nominative shares not expressed in nominal value and without withdrawal rights, which up until the conversion were denominated Series "A" shares; and ii) Series "B" Class II, which is composed of shares representatives of the variable portion of the capital stock and is composed of the 62,519,124 Series "B" shares which were in circulation until then. As a result of this and other modifications to the Company's corporate governance, the restrictions against the acquisition of shares from foreigners were eliminated. It is worth noting that the modifications that have been referred to do not affect the Series "C" shares whatsoever, which are the non-voting right shares representing the variable portion of the Company's capital and which were issued under the shelter of the third fraction of article 14-bis of the Securities Market Law, by the express authorization of the National Banking and Securities Commission (*Comisión Nacional Bancaria y de Valores* or *CNBV*) and the Series "B" shares are freely subscribed therefore they can be acquired or subscribed by Mexican or foreign investors.

(ii) Certain provisions were incorporated into the bylaws, which subjugate the adoption of resolutions regarding certain "Relevant Events" (a term which is defined in the Company's corporate bylaws) to a vote of nine of the eleven members of the Board of Directors. Among the "Relevant Events" are: (i) the reimbursement, repurchase and amortization of shares issued by the Company, (ii) the issuance of debt, notes, loans, or other similar instruments, in individual or series form (iii) the provision of rights to register on the exchange for a forced sale of the Company's shares (iv) the adoption of any business plan or budget (v) the naming or removal of the Chief Executive Officer (vi) the provision of any guarantee or the creation of any tax on any asset of the Company (vii) the signing of any contract with shareholders, advisors or board members of the Company (viii) the obtaining of credits in excess of those amounts indicated in the bylaws.

(iii) An Executive Committee was created, the members of which will be selected by a majority vote of the Board of Directors.

By virtue of the agreements adopted by the General Extraordinary Shareholders' Meeting conducted on April 30, 2001, during which a minute was signed through the registration of public number 3,532 on May 17, 2001, signed before Mr. Francisco I. Hugues Velez, notary public number 212 of Mexico City pending registration in the Public Registry of Property and Commerce of Tlalnepantla, Mexico by virtue of its recent attainment, the Company modified its entire corporate bylaws. These changes were made for the purpose of accommodating the corporate bylaws of the Company to the requirements of Circular 11-33 issued by the National Banking and Securities Commission, which was published in the Official Gazette of Mexico on November 23, 2000 and which includes, among other things, the "Code for Best Corporate Practices". Among the most relevant changes in the corporate bylaws are the following:

(i) The incorporation of certain provisions regarding the functions of the Board of Directors including the incorporation of certain obligations of each Member.

(ii) The Company's obligation, when necessary, of providing a form which contains detailed information on and possible alternatives to topics up for vote instruction on how shareholders can submit their votes during shareholders' meetings that they are invited to attend.

(iii) The creation of intermediary organizations that should support the Board of Directors and its Members. Regarding this, the bylaws state that the creation of an Evaluation and Compensation Committee, an Audit Committee and a Finance and Planning Committee. Structurally, each of these Committees is composed of members of the Board of Directors and performs functions as an extension of the Board itself in order to provide support in decision-making.

(iv) The Company must have an Internal Auditing Department in charge of valuing the financial information presented periodically to the Board of Directors and that, by the same token, the Company must have an internal control system that covers at least (i) policies and procedures; (ii) segregation of functions; (iii) operations manuals; (iv) legal position of the Company; and (v) protection of assets.

By virtue of the agreements adopted during the General Ordinary Shareholders' Meeting conducted on December 31, 2001, during which a minute was signed through the registration of public number 5,284 on December 31, 2001, signed before Mr. Francisco I. Hugues Vélez, notary public number 212 of Mexico City, the Company agreed on the conversion of Series "C" shares (without voting rights) into Series "B" Class II (with voting rights). In terms of the corresponding resolutions, this conversion will be conducted voluntarily by the holders of Series "C" shares within 5 years following the publication of the corresponding conversion notices.

By virtue of the agreements adopted during the General Extraordinary Shareholders' Meeting conducted on April 30, 2002, during which a minute was signed through the registration of public number 6,658 on June 13, 2002 signed before Mr. Francisco I. Hugues Vélez, notary public number 212 of the City of Mexico, the Company modified its entire corporate bylaws. These changes were made in order to meet the requirements of the changes in the Securities Market Law published in the Official Gazette of Mexico on June 1, 2001. Among the most relevant changes made to the Company's corporate bylaws were the accommodation of the management structure, particularly regarding the structure and function of Management's intermediary organizations.

1.2 Ownership Rights

All of the shares participate equally in the dividends, reimbursements, amortizations or distributions. In the case of partially paid shares, these will participate in such dividends, reimbursements, amortizations or distributions if they are paid at the moment of realizing these.

1.3 Voting Rights

The Series "B" Class I and Series "B" Class II shares, give their holders full voting rights. The Series "B" shares must, at all times, represent at least 75% of the shares that make up the capital stock and 100% of the total common shares with voting rights. All of the Company's shares are freely subscribed and can therefore be purchased by Mexican or foreign individuals or legal entities.

The Series "C" shares do not have voting rights and were issued under the shelter of the hird portion of Article 14-bis of the Securities Market Law. The Series "C" shares can, at no point in time, represent more than 25% of the capital stock. These shares are freely subscribed and can be purchased by Mexican or foreign investors. The holders of these Series "C" shares do not have the minority right to designate Members of the Board of Directors or Deputies.

As of December 31, 2001, the Company's Shareholder Meeting voted to convert the Series "C" shares (non-voting) into Series "B" Class II (voting) shares. In accordance with the corresponding resolutions, this conversion will be realized voluntarily by the holders of Series "C" shares within 5 years of the date of publication of the conversion notice.

1.4 Cancellation of the registration of shares with the National Securities Registry and Intermediaries

In accordance with the Company's corporate bylaws, in the event of the cancellation of shares registered with the National Securities Registry and Intermediaries, either at the Company's request or due to a resolution adopted by the National Banking and Securities Commission in legal terms, the shareholders that retain control of the Company will be required to conduct a tender offer for the shares prior to their cancellation at the higher price between: (i) the average closing price of the shares during the thirty days that they traded before the offer, or, (ii) the book value of the shares reported to the Commission and the Mexican Stock Exchange for the last quarter prior to the offer, unless the National Banking and Securities Commission authorizes a different price upon authorizing the tender offer due to the corresponding cancellation of the share registration. The shareholders that retain control of the Company will not be obligated to conduct the Tender Offer described above if the consent of 100% of the shareholders is obtained for the cancellation of the shares registered with the National Securities Registry and Intermediaries.

1.5 Changes in the capital stock and rights of preference

The fixed portion of the Company's capital stock can only by increased or decreased through a resolution of the General Extraordinary Shareholders' Meeting, while the increases or decreases in the variable part of the capital stock can be completed through a resolution made by the General Ordinary Shareholders' Meeting. The General Shareholders' Meeting, or in some cases, the Board of Directors that decrees the increase, will establish the terms under which the capital increase will be completed.

In the event of a capital increase conducted through a cash payment or through the capitalization of the Company's liabilities, the holders of existing and outstanding shares will have preference to subscribe to the new shares issued or put into circulation to represent the increase, in proportion to the number of shares that they hold, during a period of 15 calendar days as of the date of publication of the corresponding notice in the Official Gazette of the Country or in the official paper in the city of the Company's headquarters.

This right of preference should not be granted if: (i) the share subscription is conducted under the shelter of article 81 of the *Ley del Mercado de Valores*; (ii) it is in reference to the issuance of convertible obligations for shares issued according to article 210 Bis of the *Ley General de Titulos y Operaciones de Credito*; (iii) the shareholders waived this right of preference upon approving a capital increase in the event that treasury shares were issued, (iv) the subscription involves treasury shares that were purchased by the Company in the securities market under the shelter of article 14 Bis of the Securities Market Law, or, (v) in relation to mergers. In accordance with Mexican laws, the rights of preference cannot be waived in advance and a negotiable instrument independent of the corresponding share cannot represent them.

The shares outstanding representing the variable portion of the Company's capital stock can be cancelled by the shareholders in full or partially at the lowest price between: (i) 95% of the value traded on the stock exchange, which is calculated by taking the average trades executed during the 30 days prior the day the cancellation takes effect, or, (ii) the book value of the shares reported in the cash flow statement approved by the General Ordinary Shareholders' Meeting for the fiscal year during which the cancellation took effect. The shareholders that decide to cancel all or part of the variable portion of their shares must notify the Company in writing. If this notification is received before the last quarter of the fiscal year, the cancellation can be completed before the close of the fiscal year; otherwise, it can be completed before the close of the following fiscal year.

1.6 Shareholder Meetings

The General Shareholders' Meetings can be Extraordinary or Ordinary. The General Extraordinary Shareholders' Meetings will be convoked to discuss any situation indicated in article 182 of the *Ley General de Sociedades Mercantiles*. All other General Meetings will be Ordinary.

The notices for the Shareholders' Meetings will be conducted by the (i) Board of Directors or the Commissaries; or (ii) a petition from the shareholders representing at least 10% of the capital stock, represented by voting shares (including in limited or restricted form), requested in writing, at any time, that the Board of Directors or the Commissary convene a General Shareholders' Meeting to discuss the specified in the corresponding request.

The notices for the Shareholders' Meetings must be published in the Official Gazette of the Country or in one of the major newspapers in circulation in the city of the Company's headquarters at least 15 calendar days prior to the date of the Meeting.

The General Ordinary Shareholders' Meeting will be conducted at least once a year within four months after the close of each fiscal year to inform of the financial results of the previous year and to approve the report from the Board of Directors. The General Extraordinary Shareholders' Meetings will be conducted whenever there is a topic to discuss included in article 182 of the *Ley General de Sociedades Mercantiles*.

To attend the Shareholders' Meetings, a corresponding admission card must be presented, which will be given only to the shareholders that claim it at least 24 hours prior to the time of the Shareholders' Meeting, as well as through the registration of their shares with the Company's registrar or the certificates or proof of deposit with a credit institution or a stock broker in the terms of the regulations of the Securities Market Law.

For a General Ordinary Shareholders' Meeting to be considered legally according to the first notice, it should be attended by the holders of at least 50% of the Series "B shares and the resolutions will be considered valid when the majority of the votes of the Series "B" shares are in favor.

In the event of a second notice, the General Ordinary Shareholders' Meetings could be validly conducted when any number of the common and ordinary shares with voting rights is present and the resolutions will be considered valid when the majority of the Series "B" votes are in favor.

For a General Extraordinary Shareholders' Meeting to be considered legally binding according to the first notice, holder of 75% of the series "B" shares must be present and the resolutions will be considered valid when at least 50% of the series "B" votes are in favor. With respect to Extraordinary Shareholders' Meetings held according to second and subsequent notices, independent of the number of shares represented, the resolutions will be valid when more than 50% of the series "B" shares vote in their favor.

1.7 Dividends

Of the net profits of each fiscal year; (i) 5% is separated from the net profits to establish, increase or replace the legal reserve fund until it reaches the equivalent of 20% of the capital stock; (ii) the amounts that the General Ordinary Shareholders' Meeting agrees on applying to create or increase general or special reserves; (iii) of the remaining amount, the Company can reinvest a substantial portion of its profits, although it could also pay dividends in the amount periodically determined, subject to certain exceptions and considerations; and (iv) the surplus, if it exists, will be at the disposal of the shareholders in the General Ordinary Shareholders' Assembly or the Board of Directors if so authorized by the Assembly, who will apply the surplus in a manner deemed appropriate.

1.8 Dissolution and Liquidation

The Company will dissolve itself in any of the cases stated in article 229 of the *Ley General de Sociedades Mercantiles*, through the agreement of the General Extraordinary Shareholders' Meeting. The dissolved company will be liquidated. The General Extraordinary Shareholders' Meeting will designate one or more liquidators authorized by Mexican law or by a resolution of the General Extraordinary Shareholders' Meeting that will designate them.

1.9 Other Agreements

1.9.1 Contracts with Hicks Muse and HMTF

In October 1999, Promotora Empresarial de Occidente, S.A. de C.V. ("PEO"), one of the Company's largest shareholders, sold approximately 46.3% of its stake in the Company (approximately 32.3% of the Company's float) to HMTF. The acquirers are sponsored by Hicks Muse, a leading global private equity investment fund which has completed, or is negotiating, over 300 transactions with a value of over US$37 billion. The shares owned by PEO and HMTF were allocated to a trust in which the five previously-mentioned entities are both trust and trustees. As of December 31, 2001, approximately 73% of the Company's shares outstanding were under the custody of the trust. As part of the sale and purchase agreement completed with the acquisition of the shares issued by the Company on behalf of HMTF, the capital was subscribed to PEO and other individuals and legal entities through diverse contracts which include: (i) the Trust Contract, previously mentioned; (ii) a Shareholders' Agreement; (iii) a Registration Rights Agreement; and (iv) two Monitoring and Oversight Agreements.

Regarding the Shareholders' Agreement signed by PEO, HMTF, the Company and other related parties, the adoption of certain resolutions and the exercise of voting rights during the Shareholders' Meeting for certain relevant events requires the approval by PEO and HMTF, whose rights are exercised in large blocks through the trust. Therefore, PEO and HMTF have the ability to appoint most of the board members to the Company and decide regarding any measure to be taken that require the approval from the shareholders. In the case of a disagreement between PEO and HMTF related to some identified issued in the Shareholders Agreement as relevant, PEO and HMTF can initiate a process which will conclude in the sale of the capital under custody to one of the parties or to third parties.

The Shareholders' Agreement referred to in the previous paragraph grants PEO and HMTF certain rights and imposes certain obligations in the event that the shares which they own are acquired by a third party. These rights and obligations include: (i) the right of either party to acquire the shares offered to a third-party; (ii) the right of either party to participate proportionate to their holdings in the combined transactions related to said shares with third parties; and (iii) the obligation of the parties to make available to the other their shares being offered to a third party. PEO, HMTF and the Company have, in addition, signed a Registration Rights Agreement which grants HMTF the right, at its discretion, to enlist the Company's shares with the Securities and Exchange Commission as well as to take the measures deemed necessary to realize a public offering in Mexico or the U.S. of shares or securities issued by the Company. The completion of a public offering of PEO and HMTF shares or the update of one of the assumptions contemplated in the Shareholders' Agreement which has been referred to could cause these companies to give up control of the majority of the Company's shares with voting rights, which could result in management changes. This could cause a default on the Company's credit contracts and could have a negative effect on the businesses, the financial position, the operating results and prospects of the Company.

*International Finance Corporation ("**IFC**")*

On November 25, 1996, the Company entered into a financing agreement with IFC for a US$50 million term loan, guaranteed by its Mexican subsidiaries and a US$10 million equity investment in the Company's Series "B" Shares. Of the US$50 million, the IFC syndicated US$30 million of the total amount to a group of international banks. In addition, the IFC subscribed 6,965,052 Series "B" Shares, representing approximately 4% of the Company's share capital, for US$10 million pursuant to the IFC financing terms. The IFC financing gives the Company access to a US$50 million credit line with an 8year term and a 3year grace period at a six-month rate of LIBOR plus 3%. The Company used the total amount of the credit line.

According to the IFC's financing terms, PEO, its shareholders and the Company signed a Share Retention Agreement whereby (i) PEO and its shareholders agreed to maintain ownership of at least 40% of the Company's voting share capital (after the listing). The Share Retention Agreement remains in effect until the later of (i) the date in which the IFC term loan is paid in full, (ii) the earlier of March 16, 2002 and the IFC ceasing to be a Company shareholder and (iii) the date on which the total amount derived from the Put Option Agreement is paid in full (as described below).

In addition, pursuant to the terms of the IFC Financing, PEO, its shareholders and the Company entered into a Put Option Agreement. The terms of the Put Option Agreement require that if by September 15, 2001 (i) the Company has not registered and listed its shares of the same class as the shares of the Company held by the IFC at that time on the Mexican Stock Exchange or an equivalent recognized domestic or foreign securities exchange, or (ii) the Company has not made registration and the listing set forth in the clause (i) the above, and has not completed a public offering of the same class as the shares held by the IFC with the proceeds of not less than US$25 million (net of all fees), then the IFC shall have the right to sell PEO or its shareholders all the shares of the Company, issued according to the IFC financing, (issued pursuant to the IFC Financing at the Exercise Price as described below).

If the Company has registered and listed shares of a class other than that held by the IFC and has completed a public offering of shares of such other class with proceeds of no less than US$25 million, the Exercise Price will be the closing selling market price of the shares of any class of the Company on the date immediately proceeding the date of the notice of exercise given by the IFC. If the Company has not completed any such public offering, the price at which the IFC may offer its shares to PEO or its shareholders will be the higher of (i) the closing selling market price of the shares of any class of the Company on the date immediately preceding the notice of exercise or (ii) the Exercise Price.

The Exercise Price per share means the total of the amount expressed in U.S. dollars, which will be calculated as follows: (a) the result of the Company's consolidated EBITDA (income before interest, taxes, depreciation and amortization) as of December 31, 2002 multiplied by 7.5, (b) the average of the Company's debt obligations as of the last day of each month during the fiscal year ending December 31, 2000 shall be subtracted from results from clause (a) previously explained, and the average of the Company's cash and marketable securities as of the last day of each month during the fiscal year ended December 31, 2000 added to thereto and (c) the amount determined under clause (b) above shall be converted into dollars and divided by the total number of shares issued by the Company.

The Exercise Period begins September 15, 2001 and ends on March 15, 2002.

The Company agreed to the following covenants with the IFC Financing: (1) not to declare or pay any dividend or make any distribution on its share capital, except out of profits earned in any preceding fiscal year and then only if, after giving effect to any such declaration or payment (a) an event of default under IFC Financing has not occurred, (b) the consolidated current ratio (defined as the result obtained by dividing consolidated current assets by consolidated current liabilities) is not above 1.3, and the consolidated total debt to shareholders' equity does not exceed 1.0 and the consolidated long-term debt to shareholders' equity does not exceed 0.67, and (c) the consolidated debt service coverage ratio (defined as cash generation, net income after taxes, plus depreciation, amortization and interest on debt) divided by debt service (the total amount of average principal amortization plus rescheduled interest payments on consolidated debt) is not less than 1.35, (ii) not to incur, assume or allow additional indebtedness, except indebtedness which would not result in (a) the consolidated current ratio falling below 1.3, the consolidated total debt to shareholders' equity to exceed 1.0 or the consolidated long-term debt to shareholders' equity exceeding 0.67 and (b) the consolidated debt service coverage ratio for the four consecutive fiscal quarters immediately proceeding the date upon which the calculation is being made being less than 1.35, provided that new debt may be incurred to replace existing debt on terms which are no less favorable to the Company than the existing debt; (iii) not to enter into, and not permit any of its subsidiaries to enter into any guarantee arrangement or agreement for an obligation of another person, unless such a guarantee would be permissible under the indebtedness test under clause (ii) above and (iv) not to create or permit to exist any lien on any property revenues or other assets, present or future, of the Company, except, (a) any liens existing as of June 30, 1996, (b) any liens not exceeding in the aggregate 3% of the shareholders' equity, (c) any lien on the Company's property existing at the time of the Company's acquisition of such property and (d) certain other limited exceptions.

The Company has complied with the covenants included in the IFC Financing contract and has in its opinion obtained, when necessary, in a proper and timely manner, the required authorization from the IFC to realize certain specific transactions.

2. Directors and Shareholders

2.1 Management

2.1.1 Board of Directors

The Board of Directors is responsible for managing the Company and consists of 11 members and their alternates, who can only replace their respective member. The Patrimonial Directors and their alternates are elected during the General Ordinary Shareholders' Meeting, with the understanding that the Patrimonial Directors appointed during the General Ordinary Shareholders' Meeting are entitled to participate in the election of their respective alternates.

Shareholders representing at least 10% of the voting shares are entitled to designate one board member of their respective alternate.

If possible, the Company's shareholders try to maintain the number of independent members at a minimum of 20% of the members of the Board of Directors, and the combination of the independent and the patrimonial members to at least 40% of the members of the Board.

The Company has three Committees which support the Board of Directors in its functions: (i) an Evaluation and Compensation Committee; (ii) an Audit Committee; and (iii) a Finance and Planning Committee. Each of these committees is composed by a member of the Board of Directors and it operates as an extension of the Board of Directors to support in the decision making process.

The current Board of Directors was appointed by the shareholders during the General Ordinary Shareholders' Meeting held on April 30, 2002. The members do not receive fees for the performance of their functions. The following table sets forth the members appointed during the meeting indicating if it is an Independent, a Patrimonial or Related Member, in compliance with the

Regulation 11-33 issued by the Mexican Securities and Exchange Commission published on November 23, 2000.

Members	Position	Alternates	Position
Ernesto Moya Pedrola (President)	Patrimonial	María Teresa Pailles	Patrimonial
Armando Gómez Flores	Patrimonial	José Rogelio Ganem Lang	Related
Juan Jaime Petersen Farah	Independent	José M. Gómez Vásquez	Independent
Luis Huante Rodríguez	Independent	Jaime Gómez Vázquez	Independent
Charles W. Tate	Patrimonial	John Durret	Patrimonial
Joseph V. Colonnetta	Patrimonial	D. Christina Weaver	Patrimonial
Alfonso Miguel Gómez Flores	Patrimonial	Guillermo Gómez Flores	Patrimonial
Julio Serrano Castro Espinosa	Patrimonial	Alejandro Rojas Domene	Patrimonial
Luis A. García Serrato	Related	José Cacho Ribeiro	Related

The Secretary of the Board of Directors is Luis Antonio García Serrato and his alternate is José Cacho Ribeiro. The Statutory Auditors are Javier Buzo Álvarez and Ángel Bernardo Reyes Arias and their alternates are Javier Soni Ocampo and Héctor Gustavo González Alamillo, respectively. The Secretary and the Statutory Auditor may attend the Board of Directors meetings, but have no voting rights.

The individuals appointed as alternate members of the Board can only substitute their respective members in the case of temporary or permanent absence.

The following are brief biographies of the members of the Company's Board of Directors:

Ernesto Moya Pedrola. Mr. Moya holds a chemical engineering degree from the Universidad de Guadalajara, has an MBA from IPADE and has attended certain graduate classes at the ITESM. For the last 20 years he has held several managerial positions at various companies in the financial and industrial sectors. In 1995, Mr. Moya founded Evaluación y Manejo de Empresas, S.A. de C.V., a business consulting firm affiliated to Hicks Muse, a private equity investment firm headquartered in Dallas, Texas. He is currently the President of the Board of Directors of the Company, as well as Cyma Unión de Crédito, Vidrio Formas, Grupo Marzam and member of the board of MVS. He is 56 years old and has been member of the Board for 2 years.

Armando Gómez Flores. He is President of the Board of Directors of GIG Desarrolladores Inmobiliarios, S.A. de C.V., which he co-founded with members of his family. He is also the Company's Advisory and member of the Board of Directors of Grupo Empresarial G, S.A. de C.V., Consorcio Inmobiliario G, S.A. de C.V., Regional Advisors to Banamex, S.A., Club Puerta de Hierro, A.C., Club Valle Real, A.C. and the American Chamber of Commerce, A.C., Palomar Country Club, A.C. He was Vice Presidente at Cámara de la Industria de la Construcción, A.C. in Jalisco. Mr. Gomez Flores is currently Director of PROVIVAC Jalisco and National Sub Director of PROVIVAC Federación en México, D.F. He is 47 years old and has been member of the Board for 8 years.

Luis Huante Rodríguez is consultant to various companies of the financial sector and the Chief Executive Officer of Diagnostico y Evaluaciones, S.C. He holds an accounting degree from Universidad del Valle de México. He is 45 years old and has been member of the Board for 8 years.

Juan Jaime Petersen Farah. Mr. Petersen is currently Chief Executive Officer of Petersen y Jiménez, S.C. a financial consulting firm established in 1995. Previously, he was Chief Executive Officer at Grupo Mexicano de Video, S.A. de C.V., an entity created with the goal of operating and developing the Blockbuster franchise in Mexico. Mr. Petersen has serviced the Economic Board of the Jalisco Chamber of Commerce and advises diverse educational institutions regarding economic and sociologic issues. Previously, Mr. Petersen was Advisor to American Breco Corporation in

Houston, Texas. Mr. Petersen has a degree in Economics and has made studies in Social Science. He is 44 years old and has been on the Board for 4 years.

Charles W. Tate. Mr. Tate started as a Partner in Hicks Muse in 1991 and is member of the firms' board of directors. He has over 30 years of experience in the financial and banking businesses. At Hicks Muse he has been key in the establishment of the company's presence in New York, in obtaining capital, in the organization, structuring and supervision of investments and in expanding its investment activities in Mexico and Latin America. Previously, Mr. Tate worked at Morgan Stanley & Co. for 19 years in the M&A area, and then, for two and a half years, he became director of the banking division. Prior to joining Morgan Stanley, Mr. Tate worked for Bank of America in New York from 1968 to 1971. Mr. Tate is member of the Board of various companies in which the firm has invested. Mr. Tate has a degree in Business Administration from the University of Texas and an MBA from Columbia University. He is 56 years old and has been member of the Board for 2 years.

Joseph V. Colonnetta. Mr. Colonnetta is a Partner at Hcks Muse, Tate & Furst. Prior to joining the firm, he was a Partner at Metropoulus and Co. where he participated in the acquisition of International Home Foods; he was also Vice Presidente at Del Monte Latin America and oversaw the activities of Chirardelli Chocolate Company and Morningstar Foods. Additionally, he performed several operative and managerial tasks at companies of Bass Investment Partners and Openheimer & Co. Mr. Colonnetta has a degree in Business Administration from University of Houston. He is 39 years old and has been member of the Board for 2 years.

Luis Antonio Garcia Serrato is the Corporate Legal Director for the Company, Almacenadora Mercader, S.A. and Fomento e Ingeniería en Comercialización, S.A. de C.V. as well as the Secretary of the Board of Directors of those companies. Between 1996 and 1998 he was Minsa's Executive Director of Operations in United States. Prior to joining Minsa in 1994, he was an Associate at Santamarina y Steta, S.C. Mr. García holds a law degree from Escuela Libre de Derecho and completed studies in Business Administration at Instituto Tecnológico Autónomo de México. He is 34 years old and has been member of the Board for 8 years.

Julio Serrano Castro Espinoza. Mr. Serrano is currently Director of Investment Banking and Corporate Finance at the Mexican bank, Grupo Bursátil Mexicano. Between 1993 and 1998 he was Director of Research at that institution. Prior to Grupo Bursátil Mexicano, Mr. Serrano held several positions as analyst and financial executive. Mr. Sr. Serrano earned his MBA at Harvard University and concluded his Masters in Administration Degree in Economics at the Instituto Tecnológico Autónomo de México. He is 40 years old.

2.2 Management Intermediary Committees

The Board of Directors designated three committees, which consist of the Audit Committee, the Finance and Planning Committee and the Compensation Committee. Each of these committees is to be composed of an odd number of members. These Committees are composed mostly of Independent Directors, including the President, and has with the participation of Minsa's Statutory Auditor, who must attend (but not vote at) meetings of each of its committees.

The Committee members will remain in their positions for a year or until a newly appointed person takes over their position. The President and the Secretary are elected by the members' votes and the President's vote does not count in the event of tie.

The Committees will meet at anytime in which, either one or both, the President or the Secretary of the Board of Directors or any of its members, or the President or the Secretary of the respective Committee solicit a meeting. During each meeting, they will report to the Board of Directors of its activities. In addition, the Audit Committee will present an annual report during the Annual Shareholders' Meeting.

The member of the Committees, designated by the Board of Directors, act as the electoral college in terms of the Company's bylaws, and their faculties cannot be designated to an alternate such as Directors, Managers, Counselors, Commissioner or other equivalent. To be legally installed, the meetings of the Committees require the presence of at least most of its members, and its resolutions will be adopted upon the favorable vote of the majority of its members. The Statutory Auditor will be invited to the meetings but does not have the right to vote.

The Audit Committee is composed of the following members:

Name	Position	Title
Luis Huante Rodríguez	Independent Director	President
Alfonso Gómez Flores	Related Patrimonial Director	Member of the Board
José Cacho Ribeiro	Related Director	Member of the Board
Luis A. García Serrato	Related Director	Member of the Board
Javier Buzo Álvarez	Statutory Auditor	Guest
Guillermo Turincio Pimentel	Chief Financial Officer	Guest
Héctor Hurtado Peña	Controller	Guest

The Finance and Planning Committee is composed of the following members:

Name	Position	Title
Ernesto Moya Pedrola	Independent Director	President
Juan Jaime Petersen Farah	Independent Director	Member of the Board
Joseph V. Colonnetta	Related Patrimonial Director	Member of the Board Luis
A. García Serrato	Related Director	Member of the Board
Javier Buzo Álvarez	Statutory Auditor	Guest
Guillermo Turincio Pimentel	Chief Financial Officer	Guest
José Cacho Ribeiro	General Manager	Guest

The Compensation Committee is composed of the following members:

Name	Position	Title
Ernesto Moya Pedrola	Independent Director	President
Juan Jaime Petersen Farah	Independent Director	Member of the Board
Joseph V. Colonnetta	Related Patrimonial Director	Member of the Board
Luis A. García Serrato	Related Director	Member of the Board
Javier Buzo Álvarez	Statutory Auditor	Guest
Guillermo Turincio Pimentel	Chief Financial Officer	Guest
José Cacho Ribeiro	General Manager	Guest

2.3 Executive Officers

The daily operation and management of the Company's businesses are the responsibility of the Chief Executive Officer, appointed by the Board of Directors.

The management of the Company is integrated by a team of professionals with vast experience in the industry. The following table presents information concerning the current senior management:

Name	**Title**	**Years with Minsa**	**Years in the industry**
José Cacho Ribeiro	General Manager	8 years	15 years
Guillermo Turincio Pimentel	Chief Financial Officer	2 years	2 years
Luis A. García Serrato	Corporate Legal Director	8 years	8 years

José Cacho Ribeiro started working for the Company in 1994 and has been Minsa's Executive Director since 1998. Before joining, he worked at Ralston Purina México, as Regional Director of Operations. Mr. Cacho is a Veterinarian from Universidad Autónoma de México and he completed Senior Management studies at the Instituto Tecnológico Autónomo de México (ITAM).

Guillermo Turincio Pimentel holds an accounting degree and an MBA, with concentration in Management and Finance, from the Instituto Tecnológico Autónomo de México (ITAM). He has also completed studies in human resources. Mr. Turincio has held several managerial positions in transnational companies in the financial and operations areas. His responsibilities have ranged from Chief Financial Officer at Cintra, S.A. de C.V., Sears Roebuck de México S.A. de C.V., Sonoco Products Co., to Board Member to U.S. Display de México. He is also member of the Board of Advisors for Alliant International University in Mexico City. At Minsa, he is the Chief Financial Officer.

Luis Antonio García Serrato is the Corporate Legal Director for Minsa, Almacenadora Mercader, S.A. and Fomento e Ingeniería en Comercialización, S.A. de C.V. as well as the Secretary of the Board of Directors of those companies. Between 1996 and 1998 he was Minsa's Executive Director of Operations in United States. Prior to joining Minsa in 1994, he was a Associate at Santamarina y Steta, S.C. Mr. García holds a law degree from Escuela Libre de Derecho and completed studies in Business Administration at Instituto Tecnológico Autónomo de México.

2.4 Major Shareholders

The following table presents information with respect to the ownership of Minsa as of December 31, 2001, by each shareholder known to us to own beneficially more than 2% of our shares outstanding.

Shareholder Name	**Number of Shares Held**	**Percentage (%)**
Citibank México, S.A. Grupo Financiero Citibank, serves as custodian of the EAM 61 trust, for whom PEO y HMTF are its trustees	112,865,496	72.5
International Finance Corporation	6,965,052	4.5
Corporación de la Industria Alimenticia, S.A. de C.V.	5,900,000	3.8
Securities market	29,910,501	19.2
Total	155,641,049	

PEO owns, through Corporación de la Industria Alimenticia, S.A. de C.V. of Messrs. Raymundo, Armando, Alfonso and Guillermo Gómez Flores and other members of the Gómez Flores family (jointly the "Gómez Flores family"). The Gómez Flores family headed a group of investors which acquired from the Mexican Government the following companies: DINA Autobuses, S.A. de C.V., DINA Camiones, S.A. de C.V., DINA Plásticos, S.A. de C.V. and DINA Motores, S.A. de C.V. The Gómez Flores family has been involved in the real estate and construction business in Guadalajara, Jalisco, since 1978 and, subsequently, in other regions of the country and in the southern part of the United States.

In October 1999, PEO sold approximately 46.3% of its stake in the Company (equivalent to approximately 32.3% of the Company's float) to four investment funds sponsored by Hicks Muse. Hicks Muse is a leading global private equity investment fund, whose goal is to manage a diversified portfolio of investments in companies in the manufacturing and services industries with high potential for capital appreciation.

Hicks Muse has completed, or is negotiating, over 300 transactions with a value of over US$37 billion. Since 1996 Hicks Muse has invested, or has committed to invest, US$2 billion in Latin America. This private equity investment fund has access to a significant amount of capital from its funding partners, which are large public and private pension funds, insurance companies, international financial institutions and corporations.

With offices located in Dallas, Buenos Aires and London, the fund has managed to establish long-term funding relationships, which allows completing large acquisitions.

The shares owned by PEO and HMTF were transferred to a trust in which the five previously mentioned entities are both trust and trustees. As of December 31, 2001, approximately 73% of the Company's shares outstanding were under the custody of the trust. As part of the sale and purchase agreement completed with the acquisition of the shares issued by the Company on behalf of HMTF, the capital was subscribed with PEO and other individuals and legal entities through diverse contracts which include: (i) the Trust Contract, previously mentioned; (ii) a Shareholders Agreement; (iii) a Registration Rights Agreement; and (iv) two Monitoring and Oversight Agreements. Finally in the context of the operation, the Company's bylaws were amended with the purpose of eliminating restrictions regarding the purchase of the Company's shares by foreigners. In addition, certain minority holders' rights were added regarding the incorporation of voting rights for this group for certain relevant events.

3. Auditors

3.1 Statutory Auditors

The oversight of the Company will be delegated to two statutory auditors and their respective alternates. The Board of Directors appoints the statutory auditors and their alternates. The statutory auditors may be reelected. Currently, the Company's patrimonial examiners are Javier Buzo Álvarez and Ángel Bernardo Reyes Arias and their respective alternates, Javier Soni Ocampo and Héctor Gustavo González Alamillo. Mr. Buzo as well as Mr. Soni are Partners at Price WaterhouseCoopers. Messrs. Reyes and Gonzáles work at Grupo Bursátil Mexicano.

4. Transactions with Related Parties and Conflicts of Interest

As of November 23, 1999, the Company signed with Hicks, Muse & Co. Partners, LP (a subsidiary of Hicks Muse) and Grupo Empresarial G, S.A. de C.V. (subsidiary of PEO) a Monitoring and Oversight Agreement under which the Company pays 0.675% of its total revenues to each one of these companies for certain services described in those contracts.

V. Securities Market

1. Shareholder Structure

As of December 31, 2001, the Company's market capitalization reached a historic US$622,564 thousands, represented in a total of 155,641,049 shares as follows: (i) Series "B" Class I Shares, which represent the minimum portion of shareholders' equity, which may not be withdrawn, and is composed by 65,070,925 registered ordinary shares, without nominal value and without withdrawal rights, and Series "B" Class II Shares, conformed by the shares that represent the variable portion of the shareholders' equity and that are integrated by 62,245,124 registered ordinary shares, without nominal value, which may be withdrawn and (ii) Series "C" Shares compile, as of December 31, 2001, by 29,910,501 shares without voting rights, representative of the variable portion of the shareholders' equity and that were not issued under the third section of the Article 14-bis of the Securities Market Law, through expressed authorization from the Mexican Securities and Exchange Commission (Comisión Nacional Bancaria y de Valores). All the shares issued by the Company are freely subscribed and may be purchased by Mexican and foreign investors.

Regarding the resolutions, the Series "C" share swap will be voluntary for the holders, and should be completed within a five year period from the day of its announcement.

The following table sets forth the information regarding the Company's shareholders as of December 31, 2001. These identified shareholders hold over 2% of the Company's shares outstanding:

Shareholders	Number of Shares	Percentage
Citibank México, S.A. Grupo Financiero Citibank, serves as custodian of the EAM 61 trust, for whom PEO y HMTF are its Trustees	112,865,496	72.5
International Finance Corporation	6,965,052	4.5
Corporación de la Industria Alimenticia, S.A. de C.V.	5,900,000	3.8
Securities market	29,910,501	19.2
Total	155,641,049	

2. Share Price Performance

The following table provides the closing prices of each month indicated, according to the Mexican Stock Exchange.

Historic Minsa Series "C"			
Month	Close	Month	Close
Mar-98	4.70	Mar-00	5.00
Jun-98	4.68	Jun-00	4.57
Sep-98	3.50	Sep-00	3.70
Dec-98	4.30	Dec-00	2.95
Mar-99	4.45	Mar-01	1.50
Jun-99	2.90	Jun-01	1.40
Sep-99	2.50	Sep-01	1.37
Dec-99	4.90	Dec-01	1.32

VI. ADDENDUMS

1. Audited Financial Statements

2. Letter of Responsibility

GRUPO MINSA, S. A. DE C. V. AND SUBSIDIARIES
(a subsidiary of Promotora Empresarial de Occidente,
S. A. de C. V.)

CONSOLIDATED FINANCIAL STATEMENTS
AND STATUTORY AUDITOR'S REPORT

DECEMBER 31, 2001 AND 2000

GRUPO MINSA, S. A. DE C. V. AND SUBSIDIARIES
(a subsidiary of Promotora Empresarial de Occidente, S. A. de C. V.)

CONSOLIDATED FINANCIAL STATEMENTS
AND STATUTORY AUDITOR'S REPORT

DECEMBER 31, 2001 AND 2000

INDEX

Contents	Page

REPORT OF INDEPENDENT ACCOUNTANTS

Mexico City, April 2, 2002

To the Stockholders of
Grupo Minsa, S. A. de C. V. and subsidiaries

1. We have examined the accompanying consolidated balance sheets of Grupo Minsa, S. A. de C. V. and subsidiaries at December 31, 2001 and 2000, and the related consolidated statements of income, of changes in stockholders' equity and of changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

2. The company is negotiating to restructure its long and short-term liabilities and is taking significant steps to improve the productivity of its operations as mentioned in Notes 1b. and 8 to the financial statements. The company's ability to continue its operations as a going concern depends to a great extent on the successful restructuring of its long and short-term bank loans and on its ability to adjust to economic and market conditions. Since the debt-restructuring process has not yet concluded, the accompanying financial statements have been prepared on the assumption that the company will continue as a going concern.

3. In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of Grupo Minsa, S. A. de C. V. and subsidiaries at December 31, 2001 and 2000, and the results of their operations and the changes in their stockholders' equity and in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

PricewaterhouseCoopers

Javier Buzo A.
Audit Partner

STATUTORY AUDITOR'S REPORT
(Translation from original issued in Spanish)

Mexico City, April 2, 2002

To the General Meeting of Stockholders of
Grupo Minsa, S. A. de C. V. and subsidiaries

In my capacity as Statutory Auditor and in compliance with the provisions of Article 166 of the Mexican Corporations Law and with the by-laws of the Company, I hereby submit my report on the reliability, sufficiency and fairness of the consolidated financial information submitted to by the Board of Directors in connection with the Company, operations for the year ended December 31, 2001.

I attended the stockholders and the Board of Directors' meetings and obtained from the company's officials such information as I considered it necessary to examine with respect to the operations, documentation and records. My review was conducted in accordance with auditing standards generally accepted in Mexico.

The company is negotiating to restructure its long and short-term liabilities and is taking significant steps to improve the productivity of its operations as mentioned in Notes 1b. and 8 to the financial statements. The company's ability to continue its operations as a going concern depends to a great extent on the successful restructuring of its long and short-term bank loans and on its ability to adjust to economic and market conditions. Since the debt-restructuring process has not yet concluded, the accompanying financial statements have been prepared on the assumption that the company will continue as a going concern.

In my opinion, the accounting and reporting policies and the criteria followed by the Company and taken into account by the Company's officials in preparing the consolidated financial information presented by them to the Stockholders are adequate and sufficient and, were applied on a basis consistent with that of the preceding year; therefore, such information presents truly, fairly and adequately the consolidated financial position of Grupo Minsa, S. A. de C. V. and subsidiaries as of December 31, 2001, and the results of their operations and the changes in their stockholders' equity and in their financial position for the year then ended, in conformity with accounting principles generally accepted in Mexico.

Gildardo Lili C.

GRUPO MINSA, S. A. DE C. V. AND SUBSIDIARIES
(a subsidiary of Promotora Empresarial de Occidente, S. A. de C. V.)

CONSOLIDATED BALANCE SHEETS

Thousands of Mexican pesos of December 31, 2001
purchasing power (Ps)

	December 31,	
Assets	2001	2000
CURRENT ASSETS:		
Cash and marketable securities	Ps 47,823	Ps 22,353
Accounts receivable - Net (Notes 1b. and 4)	274,569	665,160
Related parties (Note 7)	45,425	193,045
Inventories (Note 5)	62,995	179,138
Total current assets	430,812	1,059,696
LONG-TERM ACCOUNT RECEIVABLE FROM FEDERAL GOVERNMENT (Note 4)	88,715	92,620
PROPERTY, PLANT AND EQUIPMENT - Net (Note 6)	1,463,152	1,475,714
TRADEMARKS - Net (Note 2d.)	284,254	307,668
DEFERRED CHARGES - Net (Note 2f.)	85,395	158,809
INVESTMENT IN SHARES (Note 2g.)	25,082	25,082
OTHER ASSETS (Note 2e.)	11,677	13,680
DEFERRED INCOME TAX (Note 2h. and 10)	114,543	71,073
Total assets	Ps 2,503,630	Ps 3,204,342
Liabilities and Stockholders' Equity		
CURRENT LIABILITIES:		
Bank loans (Note 8)	Ps 659,363	Ps 676,464
Suppliers	87,369	54,900
Other accounts payable and accrued expenses	118,680	84,783
Total current liabilities	865,412	816,147
LONG-TERM DEBT (Note 8)	184,289	303,034
Total liabilities	1,049,701	1,119,181
STOCKHOLDERS' EQUITY (Notes 8 and 9):		
Common stock:		
Nominal value	622,564	622,572
Restatement increase	1,401,468	1,401,468
Total common stock	2,024,032	2,024,040
Reserve for repurchase of shares	128,815	128,812
Additional paid-in capital	400,807	400,807
Retained earnings	(517,792)	65,242
Cumulative effect of deferred income tax (Note 2h.)	73,000	73,000
Deficit in the restatement of capital	(654,933)	(606,740)
Total stockholders' equity	1,453,929	2,085,161
COMMITMENTS (Note 12)		
Total liabilities and stockholders' equity	Ps 2,503,630	Ps 3,204,342

The accompanying twelve notes are an integral part of these consolidated financial statements.

GRUPO MINSA, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(Note 7)

Thousands of Mexican pesos of December 31, 2001
purchasing power (Ps)

	Year ended December 31,	
	2001	2000
Net sales	Ps 1,751,552	Ps 1,969,376
Cost of sales	1,428,663	1,457,827
Gross profit	322,889	511,549
Operating expenses:		
Administrative	235,136	180,212
Sales and promotion	148,636	182,438
	383,772	362,650
Operating (loss) income	(60,883)	148,899
Other income - Net	10,811	11,624
(Loss) income before special item	(50,072)	160,523
Special item (Note 1b.)	(292,802)	
	(342,874)	160,523
Comprehensive financing cost:		
Interest expense - Net	(150,875)	(157,234)
Exchange gain (loss) - Net	11,162	(22,638)
Gain on net monetary position	6,963	2,030
	(132,750)	(177,842)
Loss before taxes and discontinued operations	(475,624)	(17,319)
Provisions for (Note 10):		
Income tax currently payable		(2,508)
Deferred income tax	25,346	7,192
	25,346	4,684
Loss before discontinued operations	(450,278)	(12,635)
Loss from discontinued operations (Note 11)	(132,756)	(22,805)
Net loss for the year	(Ps 583,034)	(Ps 35,440)
Net loss per common share (Note 2o.)	(Ps 3.74)	(Ps 0.23)

The accompanying twelve notes are an integral part of these consolidated financial statements.

GRUPO MINSA, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(Notes 8 and 9)

Thousands of Mexican pesos of December 31, 2001
purchasing power (Ps) and thousands of shares

	Number of shares outstanding	Capital stock	Restatement of capital	Reserve for repurchase of shares	Additional paid-in capital	Retained earnings	Initial effect of deferred income tax	Deficit in the restatement of capital	Total
Balances at January 1, 2000	160,601	Ps 642,404	Ps 1,403,439	Ps 132,971	Ps 400,807	Ps 100,682		(Ps 577,723)	Ps 2,102,580
Repurchase of shares	(4,958)	(19,832)	(1,971)	(4,159)					(25,962)
Initial effect of deferred income tax							Ps 73,000		73,000
Comprehensive loss for the year (Note 2p.)						(35,440)		(29,017)	(64,457)
Balances at December 31, 2000	155,643	622,572	1,401,468	128,812	400,807	65,242	73,000	(606,740)	2,085,161
Repurchase of shares	(2)	(8)		3					(5)
Comprehensive loss for the year (Note 2p.)						(583,034)		(48,193)	(631,227)
Balances at December 31, 2001	155,641	Ps 622,564	Ps 1,401,468	Ps 128,815	Ps 400,807	(Ps 517,792) (1)	Ps 73,000	(Ps 654,933)	Ps 1,453,929

(1) Includes Ps14,273 of legal reserve

The accompanying twelve notes are an integral part of these consolidated financial statements.

GRUPO MINSA, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

Thousands of Mexican pesos of December 31, 2001
purchasing power (Ps)

	Year ended December 31,	
Operations:	2001	2000
Net loss for the year	(Ps583,034)	(Ps 35,440)
Charges to income not affecting resources		
Depreciation and amortization	174,746	129,132
Discontinued operations	15,373	7,295
Allowance for doubtful accounts	222,951	45,226
Provision for deferred income tax	(41,474)	1,927
Net change in working capital, except cash and marketable securities, and bank and related party loans	295,700	(102,147)
Resources provided by operations	84,262	45,993
Financing:		
Repurchase of shares	(5)	(25,962)
Loans obtained from (granted to) related parties	147,620	(75,076)
Bank loans (repaid) obtained in real terms - Net	(135,846)	38,212
Resources provided by (used in) financing activities	11,769	(62,826)
Investment:		
Acquisition of property, plant and equipment - Net	(66,708)	(11,263)
Acquisition of trademarks	(561)	(280)
Investment in deferred charges	(3,292)	(14,333)
Resources used in investment activities	(70,561)	(25,876)
Increase (decrease) in cash and marketable securities	25,470	(42,709)
Cash and marketable securities at beginning of year	22,353	65,062
Cash and marketable securities at end of year	Ps 47,823	Ps 22,353

The accompanying twelve notes are an integral part of these consolidated financial statements.

GRUPO MINSA, S. A. DE C. V. AND SUBSIDIARIES
(a subsidiary of Promotora Empresarial de Occidente, S. A. de C. V.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

(monetary amounts expressed in thousands of Mexican pesos of December 31, 2001 purchasing power and thousands of U.S. dollars, denoted by the symbols Ps, US$ and Frs, respectively, except exchange rates)

NOTE 1 - ACTIVITY AND CURRENT COMPANY SITUATION:

a. Activity

Grupo Minsa, S. A. de C. V. ("Grupo" or the "Company") is a subsidiary of Promotora Empresarial de Occidente, S. A. de C. V., and its principal activities are acting as a holding company and granting its subsidiaries the use of the "Minsa" trademark. The main subsidiaries of Minsa at December 31, 2001 were the following:

		% Ownership	
Company	Activity	2001	2000
Minsa, S. A. de C. V. (Minsa)	Production and sale of corn flour	99.99	99.99
Minsa Corporation, Inc. (Minsa Corporation)	Production and sale of corn flour and pre-packaged tortillas	100.00	100.00
Maíz Industrializado de Centroamérica, S. A. de C. V. (Minsa Centroamérica)	Production and sale of corn flour and pre-packaged tortillas	100.00	100.00
Comercializadora de Productos de Maíz y Derivados, S. A. de C. V. (CP Masa)	Manufacture and sale of pre-packaged tortillas, fried tortillas and corn chips	99.99	99.99
Servicios Corporativos Minsa, S. A. de C. V. (Servicios Corporativos)	Rendering of professional services to affiliated companies	98.00	98.00
Operadora Minsa, S. A. de C. V. (Operadora)	Rendering of professional services to affiliated companies	99.99	99.99
Servicios Administrativos Minsa, S. A. de C. V. (Seraminsa)	Rendering of professional services to affiliated companies	98.00	98.00
Maíz Industrializado del Sureste, S. A. de C. V. (Minsa Sureste)	Leasing of property, plant and equipment	99.99	99.99
Maíz Industrializado de Occidente, S. A. de C. V. (Minsa Occidente)	Leasing of property, plant and equipment	99.99	99.99
Maíz Industrializado del Golfo, S. A. de C. V. (Minsa Golfo)	Leasing of property, plant and equipment	99.99	99.99
Maíz Industrializado del Norte, S. A. de C. V. (Minsa Norte)	Leasing of property, plant and equipment	99.99	99.99
Maíz Industrializado del Noreste, S. A. de C. V. (Minsa Noreste)	Leasing of property, plant and equipment	99.99	99.99

b. Current company situation

In order to achieve the current goal of becoming the second largest supplier of its market, significant liabilities were contracted over the last five years to finance capital investments necessary to achieve company goals.

In 2001, a number of factors affected the refinancing of company operations, the most important of which were as follows:

- There was a downward trend in the corn flour market in Mexico. According to company estimates, the market dropped approximately 7% over the year.

- Over the last three years, the company has experienced a cumulative decrease of 25% in sales volume, and is currently operating at less than 60% of its installed capacity. In spite of measures designed to reduce costs and expenses, the contraction in sales volume has caused a significant reduction in operating margins.

- The company's strategy of attempting to persuade tortilla producers to work with corn flour rather than prepared dough did not succeed in reactivating the corn flour market. This was reflected in a loss of 1.5 percentage points in that market.

- There was general availability of corn at low prices, which resulted in an increase in the consumption of tortillas made with nixtamal dough rather than corn flour.

The above-mentioned matters affected the company's liquidity. Additionally, at December 31, 2001, the company was not in compliance with certain financial ratios specified in the financing agreement signed with International Finance Corporation (IFC).

Company management has begun a concerted effort with its creditors to restructure its bank debts. A preliminary agreement has been signed with the banks and the company expects to conclude the restructuring of all its debts over the next few months in a manner favorable to the company's interests.

A number of significant changes have been made in the company's administrative structure and strategy designed to improve its positioning in the corn flour market (mainly by improving service to and treatment of customers, restructuring the sales force in order to increase market coverage, improving the logistical efficiency of distribution, controlling and reducing selling expenses and extending information systems supporting sales (these steps will be reflected in 2002), streamlining and stabilizing cash flows, and strengthening the financial position. Additionally, the company has implemented new administrative policies and procedures, the most important of which is the creation of a credit committee which monitors credit extended to customers, ensures that the maximum credit risk of the company is not exceeded, and establishes a more conservative policy for recording the allowance for doubtful accounts.

Currently, the company reserves 100% of its customer receivables more than 180 days old. On adopting this policy the company had to make a significant increase in the allowance for doubtful accounts (see Note 4), due to an increase in the credit term taken by customers as a result of decrease in demand, and to a reduction in the average volume of purchases of each customer, which has resulted in an increase in the aging of the receivable balances.

Lastly, in 2001, the company's subsidiaries carried out a restructuring and reorganization program at each of their plants with a view to increasing productivity and the usage of assets. This program included the write-off of assets that had lost their usefulness for the purposes of the business.

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The consolidated financial statements include the financial statements of Grupo and the subsidiaries mentioned in Note 1a. All significant intercompany balances and transactions have been eliminated in consolidation.

The accompanying consolidated financial statements have been prepared in conformity with Accounting Principles Generally Accepted in Mexico and accordingly are stated in pesos of constant purchasing power as of December 31, 2001.

The significant accounting policies followed in the preparation of the consolidated financial statements, including the concepts, methods and criteria related to the recognition of the effects of inflation on the financial information, are summarized below:

a. Marketable securities are stated at cost, which approximates market value.

b. Inventories are stated at average cost, which is similar to replacement cost. Cost of sales is originally determined by the average cost method and restated by applying factors derived from the National Consumer Price Index (NCPI). Amounts so determined are not in excess of market.

c. Imported machinery and equipment is restated by applying the inflation of the country of origin to the original foreign currency cost and converting to pesos at the year-end exchange rate. Fixed assets of domestic origin are restated by applying factors derived from the NCPI to their value at the beginning of the year.

   Depreciation is calculated by the straight-line method based on the estimated useful lives of the assets, on both historical cost and restatement increments, based on annual depreciation rates determined by independent experts.

   Recurring maintenance and conservation expenses are charged to income, while major repairs are amortized over the period in which the benefit is expected to be received.

d. Trademarks are recorded at acquisition cost, and are restated by applying factors derived from the NCPI. Amortization is calculated by the straight-line method over twenty years. Accumulated amortization at December 31, 2001 and 2000, was Ps195,579 and Ps171,604, respectively, and amortization expense charged to income was Ps23,975 and Ps22,994 for the years ended December 31, 2001 and 2000, respectively.

e. Goodwill represents the excess of cost over the book value of subsidiaries, is shown under other assets, and is amortized by the straight-line method over twenty years.

f. Deferred charges are stated at acquisition cost, restated by applying factors derived from the NCPI. Amortization is calculated by the straight-line method over eight and twenty years. Accumulated amortization at December 31, 2001 and 2000, was Ps191,976 and Ps115,270, respectively, and amortization expense charged to income was Ps76,706 and Ps26,618 in 2001 and 2000, respectively.

g. Investments in shares of associated companies are stated at acquisition cost, restated by applying factors derived from the NCPI.

h. As from January 1, 2000, the company adopted the provisions of Statement D-4 "Accounting treatment of Income Tax, Asset Tax and Employees' Statutory Profit Sharing", which requires the use of the comprehensive asset and liability method. In principle, this method recognizes deferred tax on all differences between the book and tax values of assets and liabilities. In accordance with the Statement, the accumulative effect at January 1, 2000 was applied directly to stockholders' equity.

i. Seniority premiums to which employees are entitled upon termination of employment after fifteen years of service are recognized as expenses of the years in which the services are rendered, based on actuarial studies performed by independent experts. The principal data related to these studies are shown below:

	At and for the year ended December 31,	
	2001	2000
Accumulated benefit obligation	Ps1,207	Ps1,132
Projected benefit obligation	Ps2,600	Ps2,629
Net projected liability	Ps1,000	Ps1,339
Additional liability	Ps 448	Ps -
Net cost for the period	Ps 635	Ps 640

Other compensation based on length of service to which employees may be entitled in the event of dismissal or death, in accordance with the Mexican Federal Labor Law, is charged to income in the year in which it becomes payable.

j. Transactions in foreign currencies are recorded at the exchange rates prevailing on the dates they are entered into and/or settled. Assets and liabilities denominated in such currencies are stated at the Mexican peso equivalents resulting from applying the exchange rates existing on the balance sheet date. Exchange differences arising from fluctuations in the exchange rates between the transaction and settlement dates, or the balance sheet dates, are charged or credited to income, or capitalized if attributable to construction in progress.

k. In consolidating Minsa Corporation and Minsa Centroamérica, the Company follows the methodology set forth in Statement B-15 "Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations", issued by the Mexican Institute of Public Accountants (MIPA). Under this methodology, foreign subsidiaries of Minsa are considered independent foreign entities; consequently, their financial statements, are restated by applying the inflation of the country of origin to the original foreign currency figures. Subsequently, all assets and liabilities and income and expense items are translated at the exchange rate in effect at the balance sheet date. Translation differences arising from the translation of financial statements to Mexican pesos are recorded in the deficit in the restatement of capital. At December 31, 2001 and 2000, the cumulative translation effect was immaterial.

l. Capital stock and the components of stockholders' equity represent the amount of these items expressed in pesos of purchasing power as of December 31, 2001 and are determined by applying factors derived from the NCPI to the historical amounts.

m. The deficit in the restatement of capital represents principally the cumulative loss from holding nonmonetary assets, expressed in Mexican pesos of purchasing power as of December 31, 2001. This loss represents the amount by which the restated value of machinery and equipment of foreign origin has fallen short of the inflation rate measured in terms of the NCPI.

n. The gain on net monetary position represents the effects of inflation, as measured by the NCPI, on the Company's monthly net monetary assets or liabilities during the year, restated in pesos of purchasing power as of December 31, 2001.

o. The net loss per common share is calculated in accordance with the guidelines of Statement B-14 "Earnings per Share" issued by the MIPA. In accordance with this Statement, the net earnings per common share is calculated by dividing net income or loss by the weighted average number of shares outstanding during the year. The weighted average number of common shares outstanding during the years ended December 31, 2001 and 2000, was 155,641 and 157,183 (in thousands of shares), respectively.

p. As of January 1, 2001, Statement B-4 "Comprehensive Income", entered into effect. This Statement requires that the various items affecting earned surplus during the year be shown in the statement of stockholders' equity as comprehensive income or loss. The statement of changes in stockholders' equity for 2000 has been restructured on a comparable basis.

q. As from January 1, 2001, the company adopted the provisions of Statement C-2, "Financial Instruments". In accordance with that Statement, all derivative operations must be shown in the balance sheet as assets or liabilities stated at market value. Operations with derivative financial instruments comprise option and swap agreements designed to provide protection against fluctuations in the price of natural gas.

The above-mentioned operations are intended to be hedges. The counterparties selected by the company for this type of operation are usually prestigious financial institutions. The risk of noncompliance by the counterparties is very low.

Investments in derivative financial instruments are recorded at fair value, which is the amount for which a financial asset can be exchanged or a financial liability can be paid between or among interested and willing parties an arms-length.

The realized and unrealized gains or losses on these operations are recorded based on market value at the date of sale or at the close of the period. At December 31, 2001, realized profits reported by the company were approximately Ps8,664, and there were no derivative financial instruments outstanding of that date.

r. In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent asset and liabilities at the date of the financial statement and revenues and expenses during the reporting period.

NOTE 3 - FOREIGN CURRENCY POSITION:

At December 31, 2001 and 2000, the exchange rates were respectively Ps9.16 and Ps9.60 to the U.S. dollar. At April 2, 2002, date of issuance of the financial statements, the exchange rate was Ps 9.01 to the U.S. dollar.

The following information is expressed in thousands of U.S. dollars (US$), since these are the currencies in which most of the companies' foreign currency transactions are carried out.

The Company had the following foreign currency monetary assets and liabilities:

	December 31,	
	2001	2000
Assets	US$ 560	US$ 1,183
Liabilities	(65,978)	(72,105)
Net short position	(US$65,418)	(US$70,922)

The following is a summary of the Company's imports of services (excluding machinery and equipment for its own use), together with its interest expense in foreign currency:

	Year ended December 31,	
	2001	2000
Services imports	US$1,475	US$1,624
Interest expense	US$6,293	US$5,714

The Company had nonmonetary assets of foreign origin, or whose replacement cost can be determined only in foreign currency, as shown below:

	December 31,	
	2001	2000
Inventories	US$ 2,414	US$ 1,598
Machinery and equipment	50,970	47,700
	US$ 53,384	US$ 49,298

The Company has two foreign subsidiaries (one in the United States and the other in Guatemala). The combined financial information of these subsidiaries is summarized as follows:

	December 31,	
	2001	2000
Inventories	US$ 2,414	US$ 1,598
Other current assets	8,259	8,759
Current liabilities	(8,474)	(9,558)
Net working capital	2,199	799
Property, plant and equipment - Net	13,734	11,358
Other assets	2,260	2,287
Long-term debt	(99)	(240)
Net equity	US$ 18,094	US$ 14,204

	Year ended December 31,	
	2001	2000
Net sales	US$37,968	US$33,242
Cost of sales	(29,879)	(25,272)
	8,089	7,970
Operating expenses - Net	(4,011)	(5,912)
Interest expense	(265)	(453)
Net income	US$ 3,813	US$ 1,605

NOTE 4 - ACCOUNTS RECEIVABLE:

	December 31,	
	2001	2000
Current:		
Trade	Ps510,869	Ps640,894
Allowance for doubtful accounts	(292,981)	(92,226)
	217,888	548,668
Value added tax recoverable	37,329	31,768
Other	19,352	84,724
	Ps274,569	Ps665,160

Long-term:

Based on a clause contained in the purchase-sale agreement entered into by Comercializadora México de Occidente, S. A. de C. V. (which was merged into Grupo in 1999) and Promotora Empresarial de Occidente, S. A. de C. V. (Peo) for the purchase of Almacenadora Mercader, S. A. de C. V. (Almer), the Company filed with the Mexican Ministry of Finance a claim for a refund of Ps102,955.

This claim is based on the detection of several unrecorded liabilities at Almer dating from prior to its acquisition from the Federal Government.

On September 11, 2000 Grupo and Almer filed a civil suit against the Federal Government seeking payment of the above claim. In the opinion of Company's management and its legal advisors, possibilities exist of recovering the amount claimed. However, it is probable that the purchase-sale contract gives the Federal Government the right to calculate the amount to be paid on the claim, which is summarized as follows:

Difference in valuation of pension plan liability	Ps 67,540
Unrecorded liability for pension plan and seniority premiums	16,309
Nonexistent assets	6,111
Error in account receivable from CONASUPO due to merchandise shortages and other concepts	12,995
	102,955
Interest receivable	25,419
	128,374
Accountant passable to minority stockholders	(20,553)
Payments received	(19,106) (*)
	Ps 88,715

(*) On November 26, 1999, the Mexican Ministry of Finance authorized a Ps19,106 payment, which was collected by Grupo on December 13, 1999.

NOTE 5 - INVENTORIES:

	December 31,	
	2001	2000
Raw and packing materials	Ps 34,269	Ps 63,469
Finished goods	16,464	51,271
Spare parts	9,990	30,931
Inventories in transit	2,272	31,659
Advances to suppliers		1,808
	Ps 62,995	Ps179,138

NOTE 6 - PROPERTY, PLANT AND EQUIPMENT:

	December 31,	
	2001	2000
Buildings	Ps 554,438	Ps 552,132
Machinery and equipment	1,080,919	1,008,159
Furniture, fixtures and computer equipment	99,414	98,403
Transportation equipment	57,701	61,757
	1,792,472	1,720,451
Accumulated depreciation	(514,834)	(441,573)
	1,277,638	1,278,878
Land	146,619	143,680
Construction in progress	38,895	53,156
	Ps1,463,152	Ps1,475,714

NOTE 7 - SIGNIFICANT BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

The major balances and transactions with related parties were as follows:

	December 31,	
Accounts receivable:	2001	2000
Fomento e Ingeniería en Comercialización, S. A. de C. V.	Ps 15,537	Ps166,833
Almacenadora Mercader, S. A.	36,193	37,535
	51,730	204,368
Accounts payable:		
Grupo Empresarial G, S. A. de C. V.	6,305	10,601
Hicks, Muse, Tate & Furst, Inc.		722
	6,305	11,323
	Ps45,425	Ps 193,045

Following is a summary of the main transactions carried out with related parties:

	Year ended December 31,	
	2001	2000
Corn purchases - Net	Ps634,952	Ps843,436
Expenses for administrative services	36,000	31,813
Expenses for storage services	4,346	1,488
Income from administrative services	29,629	36,652
Interest (loss) income	(642)	11,385
Other income		1,540

NOTE 8 - BANK LOANS AND LONG-TERM DEBT:

At December 31, 2001, the Company had long-term bank loans and notes payable as shown below:

Creditor	Type	Maturity date	Interest rate	Amount
Short term:				
Bancomer BBVA	Unsecured	14-I-2002	10.50%	Ps180,000 (1)
International Finance Corporation (IFC)	(2)	15-X-2004	Six-month Libor + 3%	91,692
Comerica Bank México, S. A. (Comerica)	Unsecured	07-I-2002	20.20%	20,000 (1)
Comerica	Unsecured	22-I-2002	15.50%	10,000 (1)
Comerica	Unsecured	28-I-2002	15.20%	20,000 (1)
Rabobank International (Rabobank)	Unsecured	04-I-2002	Libor + 2.5%	93,526 (1)
Rabobank	Unsecured	04-I-2002	Libor + 3.5%	82,523 (1)
Rabobank	Unsecured	18-I-2002	Libor + 2.5%	89,074 (1)
Ecoban Finance Limited (Ecoban)	Unsecured	27-I-1999	Libor + 4%	27,508 (3)
Ecoban	Unsecured	2-III-1999	Libor + 4%	36,677 (3)
Other				8,363
				Ps659,363
Long-term:				
IFC	(2)	15-X-2004	Six-month Libor + 3%	Ps183,384
Other				905
				Ps184,289

(1) At the date of these financial statements, the above short-term bank loans have not been paid. The company is in the process of restructuring those loans, for which it has requested the following terms from its bank creditors: a grace period of 1 year on the total debt, which would be repaid in quarterly instalments of US$500 in 2003 and of US$1,000 from 2004 of onwards, plus any cash flow excess determined by the company based on formulas set forth in the company's proposal.

(2) On November 25, 1996 the Company entered into a financing arrangement with the IFC which consists of a US$50,000 long-term loan and a US$10,000 contribution to the capital stock. As a result, the Company issued 6,965,052 Series "B" shares, representing approximately 5% of its capital stock. The agreement establishes an eight-year term and a three-year grace period for the repayment of the US$50,000, which is payable in half-yearly installments of US$5,000 commencing in the year 2000.

The proceeds of the IFC financing were used to: (i) repay short-term debt, (ii) increase working capital, (iii) modernize existing facilities and (iv) build a new plant.

The financing contract is guaranteed by the Mexican subsidiaries of Minsa and requires that the current shareholders retain control of the Company. It also contains several restrictions, involving primarily the insurance coverage of the fixed assets, which are pledged to secure the loan. At December 31, 2000 the Company was in compliance with these covenants. During the term of this agreement, Grupo and some of its subsidiaries must comply with certain covenants related to their financial structure, and these were also complied with at December 31, 2001.

Additionally during the term of this agreement, Grupo and some of its subsidiaries are required to comply with certain restrictions on their financial structure, which have been complied with at December 31, 2001.

As a result of the matters mentioned in Note 1b., at December 31, 2001, the company failed to comply with certain financial ratios, and therefore, under the agreement, it may not declare dividends or reduce its capital stock.

The company is in the process of restructuring this loan. This will finalizes after it restructured its short-term bank loans.

(3) This loan was contracted in 1998 originally for US$38,000, of which US$17,000 was received, payable in six-monthly instalments as from the date of signing. On January 27, 1999, the Ecoban announced the cancellation of these agreements, and failed to comply with the renewal of notes pertaining to this loan. In view of the various instances of non-compliance by Ecoban, Grupo sued for full compliance with the originally agreed contracts and compensation for the resulting damages. Additionally, in 1999, Grupo directly arranged for refinancing of a short-term loan of US$10,000 from certain banks. On April 19, 1999, Ecoban brought a counter suit against the company. The company is in the process of

determining the total amount of the resulting losses and damages. Management and its legal advisors consider that a favorable resolution will be obtained in this matter.

NOTE 9 - STOCKHOLDERS' EQUITY:

In 2001and 2000, the company repurchased 2,000 and 4,958,000 Series "C", Class II shares, respectively.

At the ordinary general stockholders' meeting held on December 31, 2001, the stockholders agreed to cancel 28,327,000 Series "C", Class II shares with no voting rights and no par value, corresponding to repurchased shares, and to issue 28,327,000 Series "B", Class II voting shares with no par value, and no subscription restrictions, to replace the cancelled shares.

After the above movement, at December 31, 2001, the capital stock amounted to Ps622,564 (at nominal value), represented by 155,641,049 nominative shares, without par value, divided as follows:

Series	Authorized number of shares (thousands)	Paid-in shares (thousands)	Nominal amount	Restatement increase	Total
"B" Class I (fixed minimum capital stock, with full voting rights)	65,071	65,071	Ps 260,284	Ps 664,583	Ps 924,867
"B" Class II (variable capital stock, with full voting rights)	105,049	90,570	362,280	736,885	1,099,165
	170,120	155,641	Ps 622,564	Ps 1,401,468	Ps 2,024,032

Dividends paid from previously taxed earnings (CUFIN) do not give rise to additional taxes payable by the company. For this purpose, payment is required only of the tax deferred by the company (5% in 2001) when paying income tax for the period.

NOTE 10 - INCOME TAX, TAX LOSS CARRYFORWARDS, ASSET TAX AND EMPLOYEES' STATUTORY PROFIT SHARING:

Following are comments on the tax situation of the companies (figures stated in thousands of nominal pesos):

For the years ended December 31, 2001 and 2000, certain subsidiaries incurred tax losses of Ps171,090 and Ps203,982, respectively; in addition, some other companies of the group determined taxable income of Ps8,479 in 2000, which were offset against prior years' tax loss carryforwards, generating tax benefits of Ps 2,968. Tax results differ from book results, due mainly book expenses considered non-deductible under the Income Tax Law.

In accordance with the amendments to the tax law in effect as from January 1, 2002, the tax rate will be reduced gradually by 1% a year, starting 2003, until it reaches 32% in 2005.

At December 31, 2001 and 2000 the principal temporary differences for which deferred income tax was recognized were as follows:

	December 31,	
	2001	2000
Inventories	(Ps 62,995)	(Ps 179,138)
Property, plant and equipment - Net	(264,486)	(213,006)
Trademarks and deferred charges – Net	(85,612)	(57,471)
Allowances and provisions - Net	46,140	93,240
Tax loss carryforwards	797,323	655,671
Other items	14,260	
Valuation allowance	(117,365)	(96,229)
	327,265	203,067
Income tax rate	35%	35%
Deferred tax asset	Ps114,543	Ps 71,073

In accordance with the provisions of the Mexican Income Tax Law, the tax loss carryforwards may be carried forward and applied against the taxable income of the following ten years, inflation-indexed in accordance with the procedures established in the Law. The carryforwards of December 31, 2001 were analyzed as follows:

Year of origin	Restated amount	Year of expiration
1997	Ps 135,675	2007
1998	119,425	2008
1999	58,524	2009
2000	308,314	2010
2001	175,385	2011
	Ps 797,323	

At December 31, 2001 Minsa Corporation had tax loss carryforwards amounting to Ps17,028 which expire in 2018.

In the years ended December 31, 2001 and 2000, the company had no liability for Employees' Statutory Profit Sharing payments.

NOTE 11 - DISCONTINUED OPERATIONS:

In 2001, Grupo and its subsidiaries began a program to restructure and reorganize each of their businesses, which involved making significant changes in their administrative strategy and structure with a view to improving positioning in the corn flour market in order maximize and stabilize cash flows and strengthen their financial position.

As a result of this program, it was decided to concentrate company efforts on its basic corn flour business and eliminate nonstrategic operations not meeting the company's established financial goals, since they deter financial and human resources best used in the company's priority operations. Therefore, the company decided to exit from the consumer product market and sell off the assets and trademarks of its subsidiary Cpmasa. The company is currently holding talks with investment banks and potential buyers in this connection.

Regardless of the amounts that can be recovered from the sale of Cpmasa, consideration was given principally to the write-off of assets that had lost their usefulness for business purposes, and a provision was set up for laying off personnel.

Because these items do not form part of the normal course of Grupo's operations, they are shown as discontinued operations in the consolidated statement of income and are analyzed as follows:

	Year ended December, 31	
	2001	2000
Loss from the manufacture and sale of pre-packaged tortillas, fried tortillas and corn chips	Ps 18,669	Ps13,686
Effect of deferred income tax	(17,236)	9,119
Write-off assets that had lost their usefulness	119,768	
Provision for personnel layoffs	11,555	
Loss from discontinued operations	Ps 132,756	Ps22,805

NOTE 12 - COMMITMENTS AND CONTINGENCY:

1. Commitments -

a. StarLink matter

In October 2000, Minsa Corporation became aware that it had received corn shipments from a supplier that contained genetically engineered corn known as StarLink. The United States Food and Drug Administration has determined that StarLink is not suitable for human consumption. Minsa Corporation immediately initiated a recall of all corn flour sold to customers that might have been produced from corn containing StarLink. Minsa Corporation believes the corn shipments containing StarLink were received from the supplier between September 23 and October 13, 2000. After that date Minsa Corporation began an extensive testing program to ensure that no corn received from its vendors contained StarLink.

For the year ended December 31, 2000, Minsa Corporation had incurred approximately US$250 of costs related to this recall, which includes the cost of corn flour returned by customers, certain product replacement and testing costs, and legal expenses. These costs were expensed by Minsa Corporation in 2000 and were included in administrative expenses in the statement of income.

As of December 31, 2000, Minsa Corporation had recorded a liability of US$798 associated with consumer claims received for reimbursement of costs associated with consumer products made from StarLink corn and costs associated with its own respective product recalls. Additionally, Minsa Corporation had recorded a receivable for the same amount based on the company's belief that the claims would be paid by the producer of the StarLink corn.

In August of 2001, Minsa Corporation executed a settlement agreement with the producer of the genetically engineered corn. Pursuant to this agreement, the developer acknowledged responsibility for the StarLink corn in the company's products and reimbursed Minsa Corporation for costs related to the recall and paid all reasonable customer claims received by Minsa Corporation. Accordingly, the liability and receivable of US$798, recorded at December 31, 2000 were reversed by Minsa Corporation in 2001. Additionally, Minsa Corporation received US$758 from the developer as settlement for Minsa Corporation costs and damages. Approximately US$395 of this amount was recorded as an offset to administrative expenses incurred in 2001 and US$302 was recorded in other income on the statement of income. The remainder was credited against the company's receivable from related parties.

b. Purchase commitments

At December 31, 2001, Minsa Corporation had entered into several agreements for the purchase of white and yellow corn with local suppliers, in order to ensure their availability for future production needs, amounting to 239.8 and 94.7 million pounds of white and yellow corn, respectively. At December 31, 2000, the price of corn ranged approximately between US$0.045 and US$0.058 per pound. These purchase commitments are less than the corn requirements anticipated by Minsa Corporation for 2002.

Tlalnepantla de Baz, Mexico
June 28, 2002

National Banking and Securities Commission
Equity Oversight Division
Securities Market Oversight Division
Insurgentes Sur 1971,Torre Sur, Piso9
Col Guadalupe Inn
C.P. 01020
Mexico City

Regarding the shares representative of the shareholders' equity of Grupo Minsa, S.A. de C.V., mentioned in the annual report, according to the National Securities Registry, I would like to express the following:

1. - I am aware of the impact and responsibilities with investors, regulatory agencies and other capital market participants, which imply being a corporation with securities registered in the National Securities Registry and Intermediaries and that are publicly traded on the Mexican Stock Exchange.

2. - I have reviewed the annual report as of December 31, 2001, which was made based on the information provided by the Company's employees, according to its content.

In addition, I am not aware of any relevant information that has been excluded or misinterpreted in the report, or that contains information that can induce investors to make errors.

Regards,

Luis Antonio García Serrato
Secretary of the Board of Directors
Grupo Minsa S.A de C.V.

minsa